Exhibit 1
October 19, 2016
Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Shareholders’ Annual General Meeting to be held at 12:00 a.m. local time on Wednesday, November 23, 2016, at our offices at the Advanced Technology Center, Haifa, Israel.
The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” Items 1, 2, 3 and 4 as specified in the enclosed proxy card.
At the meeting, management also will present the other matters described in the proxy statement and provide a discussion period for questions and comments of general interest to shareholders.
We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least four (4) hours before the meeting, or if your shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”) you may vote through means of an electronic vote as further detailed in the proxy statement.
All of our shareholders are invited to review our annual report on Form 20-F, which is available on our website at www.elbitsystems.com (under "Investor Relations: Financial Reports: Annual Reports: Elbit Systems 2015 Annual Report (20F)").
Thank you for your cooperation.

Very truly yours,
MICHAEL FEDERMANN
Chairman of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer

ELBIT SYSTEMS LTD.
NOTICE OF SHAREHOLDERS’ ANNUAL GENERAL MEETING
Haifa, Israel
October 19, 2016

This is notice that the Shareholders’ Annual General Meeting (the “Meeting”) of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Wednesday, November 23, 2016, at 12:00 a.m. local time.
It is proposed at the Meeting to adopt the following resolutions:

1.
to elect the following seven persons to the Company’s Board of Directors (the “Board”) to serve as directors (“Directors”) until the close of the next Shareholders’ Annual General Meeting: Mr. M. Federmann, Mrs. Baum, Mr. Ben-Zeev, Mr. D. Federmann, Mr. Ninveh, Dr. Nisan and Prof. Tamir;

2.	to re-elect Mrs. Dalia Rabin to an additional three-year term as an External Director;

3.
to approve the Amended Compensation Policy of the Company with respect to the terms of office and employment of the Company’s executive officers and directors, substantially in the form attached as Exhibit A to the accompanying proxy statement (“Proxy Statement”); and

4.
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year 2016 and until the close of the next Shareholders' Annual General Meeting.

Further details with respect to the proposed resolutions are included in the Proxy Statement.
In addition, at the Meeting the Company will present the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015. The Company also will report on the dividend paid to shareholders, the compensation paid to the Company's Directors and the compensation arrangements with the Company's independent auditor, all with respect to fiscal year 2015. For information regarding compensation paid to the Company’s five most highly compensated officers in 2015, please see Item 6 in the Company’s annual report on Form 20-F, published on March 22, 2016.
In order to elect, under Item 1 of the Proxy Statement, each of the individuals nominated to be a Director and to re-appoint, under Item 4 of the Proxy Statement, the Company's independent auditor for the fiscal year 2016 and until the close of next Shareholders Annual General Meeting - a majority of the votes properly cast at the Meeting either in person, by proxy or by a voting instrument is required.
In order to re-elect, under Item 2 of the Proxy Statement, Mrs. Dalia Rabin to an additional three-year term as an External Director, and to approve the Amended Compensation Policy under Item 3 of the Proxy Statement, a majority of the votes properly cast at the Meeting either in person, by proxy or by a voting instrument is required, provided that:

(i)
such majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and shareholders who do not have a “personal interest” (as defined below) in the approval of the resolution (other than a personal interest which is not the result of such shareholders' relations with a controlling shareholder) who participate in the vote, in person, by proxy or by a voting instrument (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.
Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder and has a “personal interest” in the approval of the resolution. Failure to advise or indicate as described above will render the respective shares ineligible to be voted.

Under the Israel Companies Law 5759 - 1999 (the “Companies Law”), a "personal interest" means a personal interest of a person in the respective action or transaction of a company, including:

(i)	a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse's child, brother, sister or parent or the spouse of any of the above (“Relatives”); and

(ii)	a personal interest of another entity in which that person or any of his or her Relatives either:

(a)	holds five percent (5%) or more of such entity’s issued share capital or voting rights;

(b)	has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(c)	is a member of such entity's board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares.
In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.
Only shareholders of record at the close of business on October 25, 2016 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.
Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, may either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record hold together with a proof of such record holder with respect to the holding of the Shares on the record date.
A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), is required to prove his or her share ownership in order to vote at the Meeting. Such shareholder will provide the Company with an ownership certificate (as of the Record Date) from that TASE member. Each such shareholder is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his or her address (in consideration of mailing fees only), and is also entitled to receive for no charge, a link to the text of the proxy card and to any Position Statements posted on the Israel Securities Authority website (unless the shareholder notified the TASE member that the shareholder is not so interested); provided that the notice was provided with respect to a particular securities account prior to the Record Date.
Following recent legislative changes, the Israel Securities Authority has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via its MAGNA online platform. Shareholders are able to vote their Shares through the system, following a registration process, no later than six (6) hours before the time fixed for the Meeting.
A shareholder may attend the Meeting and vote in person or appoint a proxy to participate and vote on his or her behalf at the Meeting (subject to the provisions of the Company's articles of association). An appointment of a proxy must be in writing, signed by the shareholder and delivered to the Company's registered office at least four (4) hours before the Meeting.
In addition, shareholders who are unable to attend the Meeting in person may vote with respect to the items on the Meeting's agenda by means of a proxy card that is attached to the accompanying Proxy Statement. These shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least four (4) hours before the Meeting, i.e., by November 23, 2016 at 8:00 a.m. local time. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.
Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (the "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 3100401 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than November 13, 2016.
A form of the proxy card and a copy of each Position Statement submitted (if submitted) will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il and also on the website of the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted (if submitted).

A copy of the accompanying Proxy Statement, which includes the full version of the proposed resolutions, may be reviewed at the Company's offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972 4 8316632) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday - Thursday and may also be reviewed at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il, on the website of the SEC at www.sec.gov and on the website of the Company, at www.elbitsystems.com.

By Order of the Board of Directors,
MICHAEL FEDERMANN
Chairman of the Board of Directors
BEZHALEL MACHLIS
President and Chief Executive Officer

The Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2015 are enclosed but are not a part of this proxy and should not be considered as proxy solicitation material.

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 3100401, Israel
PROXY STATEMENT
This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value per share (the “Shares”), of Elbit Systems Ltd. (the “Company” or “Elbit Systems”), in connection with the solicitation by the Company's Board of Directors (the “Board”) of proxies for use at the Shareholders' Annual General Meeting to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on Wednesday, November 23, 2016, at 12:00 a.m. Israel time (the “Meeting”), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders' Annual General Meeting.
It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

(1)	to elect to the Board seven members (“Directors”) who are not "External Directors" as defined in the Israel Companies Law 5759 - 1999 (the “Companies Law”);

(2)	to re-elect Mrs. Dalia Rabin to an additional three-year term as an External Director;

(3)
to approve the amended compensation policy of the Company with respect to the terms of office and employment of the Company’s executive officers and directors, substantially in the form attached as Exhibit A to this Proxy Statement (the “Amended Compensation Policy”); and

(4)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditor for the fiscal year 2016 and until the close of the next Shareholders' Annual General Meeting.

In addition, at the Meeting the Company will present or report on certain additional matters as noted below under “matters to be reported”.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.
QUORUM AND VOTING REQUIREMENTS
Only shareholders of record at the close of business on October 25, 2016 have the right to receive notice and to vote at the Meeting, and any adjournments or postponements of the Meeting. Distribution of the Proxy Statement will be made following the record date.
On October 6, 2016, the Company had 42,745,273 Shares outstanding, each giving a right of one vote for each of the matters to be presented at the Meeting. (This amount does not include 1,408,921 Shares held by the Company as treasury shares).
The quorum at the Meeting will be at least two shareholders present in person, by proxy or by a voting instrument, and holding or representing at least one-third of the outstanding Shares.
If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board. If at such adjourned meeting a quorum is not present within one-half hour of the time for the adjourned meeting, then two shareholders representing at least ten percent of the shareholders' voting power, present in person, by a proxy or by a voting instrument, will be considered a quorum.
Joint holders of Shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy or by a voting instrument, of the senior of any joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.
In order to elect, under Item 1 of this Proxy Statement, each of the individuals nominated to be a Director and to re-appoint, under Item 4 of this Proxy Statement, the Company's independent auditor for the fiscal year 2016 and until the close of next Shareholders Annual General Meeting - a majority of the votes properly cast at the Meeting either in person, by proxy or by a voting instrument is required.

In order to re-elect, under Item 2 of this Proxy Statement, Mrs. Dalia Rabin to an additional three-year term as an External Director and to approve, under Item 3 of this Proxy Statement, the Amended Compensation Policy, a majority of the votes properly cast at the Meeting either in person, by proxy or by a voting instrument is required, provided that:

(i)
such majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and shareholders who do not have a “personal interest” (as defined below) in the approval of the resolution (other than a personal interest which is not the result of such shareholders' relations with a controlling shareholder) who participate in the vote, in person, by proxy or by a voting instrument (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.
Each shareholder who attends the Meeting in person, by proxy or by a voting instrument will advise the Company or indicate in the proxy card or the voting instrument, as the case may be, whether or not that shareholder is a controlling shareholder and has a “personal interest” in the approval of the resolution. Failure to advise or indicate as described above will render the respective Shares ineligible to be voted.
Under the Companies Law, a “personal interest” means a personal interest of a person in the respective action or transaction of a company, including:

(i)	a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse's child, brother, sister or parent or the spouse of any of the above (“Relatives”); and

(ii)	a personal interest of another entity in which that person or any of his or her Relatives either:

(a)	holds 5% or more of such entity’s issued share capital or voting rights;

(b)	has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(c)	is a member of such entity's board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares.
In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.
According to the Companies Law, in the event that the shareholders do not approve the Amended Compensation Policy under Item 3 of this Proxy Statement, the Compensation Committee and the Board of Directors may nonetheless approve the Amended Compensation Policy, following re-discussion of the matter and for specific reasons, provided that such approval is in the best interests of the Company.

VOTING BY PROXY
Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, by completing the enclosed proxy card as detailed below, or by an electronic vote.
A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least four hours before the Meeting.
Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, may either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record hold together with a proof of such record holder with respect to the holding of the Shares on the record date. Shareholders who hold their Shares through a member of the Tel-Aviv Stock Exchange (“TASE”) and intend to vote their Shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, a proof of ownership issued by the applicable bank or broker, confirming their ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.
The Israel Securities Authority has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via its MAGNA online platform. Shareholders are able to vote their Shares through the system, following a registration process, no later than six hours before the time fixed for the Meeting.
Shareholders may revoke any proxy card or electronic vote prior to their exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting through the electronic voting system on a later date (in each case such later date must precede the date of the Meeting), or by voting in person at the Meeting.
Unless otherwise indicated on the proxy card or the electronic vote, Shares represented by a properly signed and received proxy card in the enclosed form or in an electronic form will be voted in favor of the above described matters to be presented for voting at the Meeting. Abstentions will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.
Proxy materials, including this Proxy Statement and the accompanying proxy cards are being mailed to shareholders on or about October 31, 2016, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding proxy materials to shareholders.
This Proxy Statement and the accompanying proxy card also constitute a “voting deed” (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) - 2000.
POSITION STATEMENTS
Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (a “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 3100401 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than November 13, 2016. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of October 6, 2016, to the best of the Company's knowledge, the number of Shares(1) owned by (i) all shareholders known by the Company to own 5% or more of the Company's Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342		45.81%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.98%

All officers and directors As a group (27 persons)	25,031	(4)	0.05%
____________________

(1)	The total number of Shares excludes 1,408,921 Shares held by Elbit Systems as treasury shares.

(2)
Federmann Enterprises Ltd. ("FEL") owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (“Heris”) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (“BFL”). BFL is controlled by Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of October 6, 2016, 2,150,000 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL's purchase in 2004 of Shares from Elron Electronics Industries Ltd. In addition, 2,150,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL's purchase in 2006 of Shares from Koor Industries Ltd.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	This amount does not include any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above.

DIRECTOR INDEPENDENCE CRITERIA AND
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
Under the Nasdaq Marketplace Rules that are applicable to the Company, a majority of the members of the Board must meet certain independence criteria. All of the members of the Audit Committee of the Board (the “Audit Committee”) must meet certain independence criteria as well. In addition, in accordance with the Nasdaq Marketplace Rules, the Company's Corporate Governance and Nominating Committee of the Board (the “Corporate Governance and Nominating Committee”), consisting in its entirety of Directors meeting the independence criteria for directors as defined by Nasdaq, among other functions, makes recommendations to the Board of qualified candidates for election or appointment to the Board.
The Corporate Governance and Nominating Committee and the Board as a whole has determined that three of the nominees for election as members of the Board (Mr. Yoram Ben-Zeev, Dr. Udi Nisan and Prof. Yuli Tamir) and the External Directors, Dr. Yehoshua (Shuki) Gleitman (who is not standing for election) and Mrs. Dalia Rabin, (who stands for re-election under Item 2 of this Proxy Statement) meet the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules for independent directors and audit committee members.
In addition, in accordance with the Companies Law, a majority of the members of the Audit Committee must qualify as “Independent Directors” or “External Directors” in accordance with the criteria of the Companies Law.
The Corporate Governance and Nominating Committee and the Board as a whole have determined that Mr. Ben- Zeev, Dr. Nisan and Prof. Tamir, meet the criteria of an “Independent Director” under the Companies Law and that the current External Directors, Dr. Gleitman and Mrs. Rabin, meet the independence criteria for External Directors under the Companies Law.

ITEM 1 - ELECTION OF DIRECTORS
At the Meeting, the following seven individuals who are not External Directors are nominated to be elected to the Board: Mr. Michael Federmann, Mrs. Rina Baum, Mr. Yoram Ben-Zeev, Mr. David Federmann, Mr. Dov Ninveh, Dr. Udi Nisan and Prof. Yuli Tamir. Also, if elected to another term as a Director, Michael Federmann will continue to serve as Chair of the Board. Dr. Yehoshua (Shuki) Gleitman will continue to serve as an External Director until March 7, 2019, and Mrs, Dalia Rabin, if re-elected under Item 2 of this Proxy Statement, will continue to serve as an External Director until November 22, 2019.
The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the appointment of a director is to be considered, will not be convened unless the nominee has declared to the company that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided, and in case such nominee is an “Independent Director” as defined in the Companies Law - such nominee has also declared that he or she complies with the independence criteria under the Companies Law.
Each of the proposed nominees, Mr. M. Federmann, Mrs. Baum, Mr. Ben-Zeev, Mr. D. Federmann, Mr. Ninveh, Dr. Nisan and Prof. Tamir, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board. In addition, Mr. Ben-Zeev, Dr. Nisan and Prof. Tamir each has also declared that he or she complies with the criteria of an Independent Director under the Companies Law.
The Corporate Governance and Nominating Committee has recommended to the Board that each of the above-mentioned nominees be nominated for election to the Board.
As mentioned above under “DIRECTOR INDEPENDENCE CRITERIA AND CORPORATE GOVERNANCE AND NOMINATING COMMITTEE”, three of these nominees (Mr. Ben-Zeev, Dr. Nisan and Prof. Tamir) meet the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules, as do Dr. Gleitman, the continuing External Director and Mrs. Rabin, who stands for re-election as an External Director under Item 2 of this Proxy Statement. In addition, Mr. Ben-Zeev, Dr. Gleitman, Dr. Nisan, Mrs. Rabin and Prof. Tamir meet the criteria of an Independent Director or External Director, as the case may be, under the Companies Law.
The Board has approved the recommendation of the Corporate Governance and Nominating Committee with respect to the list of nominees. Accordingly, the persons named in the proxy card distributed with this Proxy Statement intend to vote for the election of the above-named seven nominees.
Each nominee so elected as a Director will hold office until the close of the next Shareholders' Annual General Meeting and until his or her successor is elected and qualified, unless any Director's office is vacated earlier in accordance with the provisions of the Companies Law and the Company's Articles of Association.
The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a Director. Nevertheless, if any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy card in accordance with his or her judgment, provided such other person(s) meet the applicable requirements to be a Director and have been recommended by the Corporate Governance and Nominating Committee for nomination to the Board.
In accordance with the Company's compensation policy which is in effect on the date of this Proxy Statement (the “Current Compensation Policy”) and in accordance with the Israeli Companies Regulations (Relief from Related Parties' Transactions), 5760-2000 (the “Regulations”), the Company's Compensation Committee and the Board as a whole have approved, on October 13, 2016 and October 18, 2016, respectively, payment to the Company's Directors, as may be from time to time (including Michael Federmann and David Federmann who each may be considered direct or indirect controlling shareholders of the Company) in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity.
As a result, each of the Company's Directors is and will be entitled, to an annual fee of NIS 111,345 (equal to approximately $29,472) and a per meeting fee of NIS 4,285 (equal to approximately $1,134), which reflect the above mentioned fees level linked to the increase in the Israeli consumer price index. Compensation payments to directors are made either directly to the director or to his or her employing company.

The continuing Directors (including Mr. Michael Federmann and Mr. David Federmann, who each may be considered a direct or indirect controlling shareholder of the Company) will continue to be covered by the indemnification letters granted in accordance with the approval of the Company's shareholders, at the Shareholders' Annual General Meeting held in November 2011. The re-granting of the indemnification letter to Mr. Michael Federmann and Mr. David Federmann for an additional period of three years as of November 2014 was approved by the Compensation Committee and the Board in their meetings held in February 2015 and by the Company's shareholders at the Extraordinary Shareholders General Meeting held on March 31, 2015, as required by the Companies Law. Dr. Udi Nisan, if elected as Director, will be also entitled to receive from the Company an indemnification letter substantially in the terms and conditions as approved by Company's Shareholders at the above-mentioned Shareholders' Annual General Meeting of November 2011.
In addition, in accordance with the Current Compensation Policy, in November 2015 the Company purchased directors and officers (D&O) liability insurance, which complies with the provisions of the Current Compensation Policy and is in effect on the date of this Proxy Statement.
The nominees, the continuing External Director and the nominee for re-election as an External Director, their respective ages as of October 6, 2016 and the year in which they became Directors of the Company when applicable, are as follows:
Board of Directors:

Name	Age	Director Since
Michael Federmann (Chair)	73	2000
Rina Baum	71	2001
Yoram Ben-Zeev	72	2014
David Federmann	41	2007
Yehoshua Gleitman (External Director)	66	2010
Dov Ninveh	69	2000
Udi Nisan	49	-
Dalia Rabin (External Director)	66	2010
Yuli Tamir	62	2015
Michael Federmann. Michael Federmann has served as Chair of the Board since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as chair and CEO of Federmann Enterprises Ltd. (“FEL”). Currently, he also serves as chair of the board of directors of Dan Hotels Ltd. (“Dan Hotels”). Mr. Federmann is chair of the board of governors of the Hebrew University of Jerusalem (the “Hebrew University”). He serves as the president of the Israel-Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor's degree in economics and political science from the Hebrew University.
Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as director and general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director in Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.
Yoram Ben-Zeev. Yoram Ben-Zeev serves on the board of directors of Kardan Israel Ltd., an Israel-based publicly-traded company, operating mainly in the fields of real estate, property sales and rentals, leasing of vehicles as well as investments in the communication and technology sectors. Mr. Ben-Zeev also serves on the board of several non-profit organizations in Israel and is a member of the Israel Ministry of Foreign Affairs’ (“MFA”) Nomination Committee. He served as Israel's ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the MFA, including as Deputy General Director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben-Zeev served as Israel's Consul General to the West Coast in the United States, political advisor to the president of the State of Israel, Special Coordinator to the Middle East peace process, advisor to Prime Minister Ehud Barak for the Camp David Peace Conference and chairman of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum. Mr. Ben-Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben-Zeev holds a bachelor's degree in Middle Eastern studies, political science and international relations from the Hebrew University and a master’s degree in Middle Eastern Studies from Tel Aviv University. Mr. Ben Zeev serves as the chair of the Corporate Governance and Nominating Committee and as a member of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

David Federmann. David Federmann has served as a member of the Board since 2007 and as vice chair of the Board since November 2015. He has served in various management capacities in FEL since 2000. He currently serves as chair of the board of Freiberger Compound Materials GmbH in Freiberg, Germany (“Freiberg”) and as a member of the boards of directors of Dan Hotels and BGN Technologies (the Technology Transfer Company of Ben-Gurion University). David Federmann is the son of Michael Federmann, Chair of the Board. Mr. Federmann holds a bachelor's degree in mathematics and philosophy from New York University.
Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as chair of the board of directors of Capital Point Ltd. and of GIBF - Guangzhou Israel Bio Tech Fund and is a director of Teuza - A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli Government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chair of the U.S.-Israel Industrial R&D Foundation, joint chair of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s ("Elop") marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel. Dr. Gleitman holds bachelor’s of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chair of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee. He is considered by the Board to have accounting and financial expertise under the Companies Law.
Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994 and as the general manager of Heris Aktiengesellschaft since 2012. He serves as a director of Dan Hotels and Etanit Ltd., and as a member of the board of Freiberger. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor’s of science degree in economics and management from the Israel Institute of Technology (the “Technion”).
Dr. Ehood (Udi) Nisan. Dr. Udi Nisan is currently a professor in the School of Public Policy and Government of the Hebrew University. He serves as chair of the board of directors of Midreshet Sde Boker Banegev Ltd., an Israeli government company, is a member of the board of Bezalel Academy of Art and chair of its finance committee, and an External Director of Solgreen (Israel) Ltd. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Dr. Nisan was the Director of the Budgets Department of the Israeli Ministry of Finance, and from 2007 to 2009 he served as the Director of the Government Companies Authority. Prior to that he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including from 1999 until 2002 as the CEO of the Jerusalem Development Authority. Dr. Nisan holds bachelor’s and master degrees in economics and business administration, and a PhD in economics and public policy from the Hebrew University. If elected, Dr. Nisan will serve as a member of the Audit Committee and the Financial Statements Review Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.
Dalia Rabin (External Director). Dalia Rabin currently serves as the Chair of the Yitzhak Rabin Center, a national institute dedicated to ensuring that the legacy of former Prime Minister and Minister of Defense Yitzhak Rabin continues to impact Israeli society through experiential educational programming, a national archive and a museum. Before that, Mrs. Rabin was a member of the Israeli Government from 1999 until 2002. She currently serves as the president of the Center for Arbitration and Dispute Resolution (CADR) and as a member of the board of directors of Peilim Investment Portfolio Management Company Ltd. Mrs. Rabin was elected to the Knesset on the Center Party Ticket in 1999 and acted as Chairperson of the Ethics Committee. She also served on the Constitution, Law and Justice Committee; the Committee for the Advancement of the Status of Women; the State Control Committee; and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the “Histadrut”). She also served for fourteen years in the Tel-Aviv District Attorney's Office in the Civil Division, specializing in Labor Law. Mrs. Dalia Rabin holds an L.L.B degree from Tel-Aviv University. Mrs. Rabin serves as the chair of the Compensation Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee.
Professor Yuli Tamir. Prof. Yuli Tamir has served as the President of Shenkar College since 2010. Before that, from 2006 until 2009, she served as Israel’s Minister of Education. Prof. Tamir also served as the Minister of Immigration from 1999 until 2001. She was a deputy speaker of the Knesset and a member of the Finance Committee, the Education Committee and the Security and Foreign Affairs Committee. Prof. Tamir is a founding member of the Israeli peace movement “Peace Now”. She served as the chairperson of the Association of Civil Rights in Israel and was a member of the political committee of the Women’s Lobby. She was a professor at Tel-Aviv University and a scholar-in-residence at Princeton University, Harvard University, The University of Pennsylvania, the European University in Florence, the Central European University in Budapest and the Blavatnik School of

Government in Oxford. Prof. Tamir is the recipient of numerous academic awards. Prof. Tamir holds a bachelor’s of science degree in biology and a master degree in political science from the Hebrew University and a PhD in political philosophy from Oxford University. Prof. Tamir is a member of the Audit Committee and the Financial Statements Review Committee of the Board.
At the Meeting, the Board will propose that the following resolution be adopted:
“RESOLVED, that Mr. M. Federmann, Mrs. Baum, Mr. Ben-Zeev, Mr. D. Federmann, Mr. Ninveh, Dr. Nisan and Prof. Tamir are elected as Directors of the Company until the close of the next Shareholders' Annual General Meeting.”
The Board recommends a vote FOR all the nominees to the Board.

ITEM 2 - RE-ELECTION OF MRS. DALIA RABIN TO SERVE AN ADDITIONAL THREE-YEAR TERM AS AN EXTERNAL DIRECTOR

Under the Companies Law:

(1) (a)
Each Israeli public company is required to appoint at least two External Directors. Among other requirements, a person may serve as an External Director if that person and each of that person’s relatives, partners and employers, or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, at any time during the two years preceding that person's appointment as an External Director, any affiliation (as defined in the Companies Law) with either the applicable company, the entities controlling the company, a relative of the controlling shareholder or the entities controlled by the company or by the company’s controlling shareholders.

(b)
In addition, a person may not serve as an External Director if that person or that person's relative, partner, employer, any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, has business or professional relationships with an entity with which an affiliation is prohibited (as stated in the Companies Law), even if such relationship is not on a regular basis (other than a negligible relationship). Furthermore, a person who received compensation for his or her service as a director of the respective company, other than the permitted compensation for an External Director under the Companies Law, may not serve as an External Director of that company.

(c)
Also, a person may serve as an External Director if and so long as no conflict of interest exists or may exist between his or her responsibilities as a member of the board of directors of the respective company and his or her other positions or business activities and so long as such positions or business activities do not impair his or her ability to serve as a director. External Directors serve for a three-year term following which they may stand for re-election to two additional terms of three years each.

(2)
Any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee.

(3)
In general, at least one External Director must have “accounting and financial expertise”, and the other External Director(s) must have “professional competence”. Under the regulations of the Companies Law, a director has “financial and accounting expertise” if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. The evaluation of the accounting and financial skill of a director is to be made by the board of directors taking into account the parameters specified under the Companies Law. A director has “professional competence” if he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company's business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in public service or in the field of the company’s business. The evaluation of the professional competence of a director is to be made by the board of directors.

Dr. Yehoshua Gleitman and Mrs. Dalia Rabin currently serve as the Company's External Directors. Mrs. Rabin has served as an External Director since November 2010, and her second term of office as an External Director expires in November 2016. The term of office of Dr. Gleitman expires in March 2019. Dr. Gleitman is considered by the Board of Directors to have accounting and financial expertise, and Mrs. Dalia Rabin is considered by the Board to have professional competence.
The Companies Law requires that a person will not be elected and will not serve as a director, including as an External Director, in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the appointment of a director, including an External Director, is to be considered, will not be convened unless the nominee has declared to the company that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided, and in case such nominee is an External Director - such nominee has also declared that he or she complies with the applicable independence criteria under the Companies Law to serve as an External Director. Mrs. Rabin, the proposed nominee, has declared to the Company that she complies with the required qualifications under the Companies Law for appointment as an External Director, detailing her applicable qualifications and that she is capable of dedicating the appropriate amount of time for the performance of her role as a member of the Board.
In addition, the Corporate Governance and Nominating Committee has determined that Mrs. Rabin meets the applicable criteria for External Directors under the Companies Law and that, as mentioned above under “DIRECTOR INDEPENDENCE CRITERIA AND CORPORATE GOVERNANCE AND NOMINATING COMMITTEE” she also meets the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules. The Corporate Governance Nominating Committee recommended to the Board that Mrs. Rabin be nominated for re-election as an External Director for an additional three-year period.
The Board has approved the recommendation of the Corporate Governance and Nominating Committee and determined that Mrs. Rabin meets the applicable criteria for External Directors under the Companies Law as well as the directors' independence criteria under the applicable Nasdaq Marketplace Rules.
If elected for an additional term as an External Director, Mrs. Rabin will hold office for an additional three-year period until and including November 22, 2019, unless her office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. If for any reason Mrs. Rabin should be unable to serve, another person will be elected in accordance with applicable law.
In accordance with the Company's Current Compensation Policy and the Companies Law, the Company's Compensation Committee and the Board as a whole have approved that Mrs. Rabin will be entitled to payment in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity as may be from time to time updated by the Israeli regulations. As a result, if re-elected for an additional term as an External Director, Mrs. Rabin will continue to be entitled to an annual fee of NIS 111,345 (equal to approximately $29,472) and a per meeting fee of NIS 4,285 (equal to approximately $1,134), which reflect the above mentioned fees level linked to the Israeli consumer price index.
In addition, if re-elected for an additional term as an External Director, Mrs. Rabin will continue to be covered by any D&O liability insurance in effect as of the date of her election and thereafter purchased by the Company from time to time in accordance with the provision of the Company’s compensation policy in effect when each such D&O liability insurance is purchased and as approved by the Compensation Committee, the Board and, when applicable, the Company's shareholders. Also, if elected for an additional term as an External Director, Mrs. Rabin will continue to be covered by the indemnification letter granted to her by the Company in accordance with the resolution adopted at the Shareholders Annual General Meeting held in November 2011.
For background information regarding Mrs. Dalia Rabin see Item 1 - ELECTION OF DIRECTORS.
At the Meeting, the Board of Directors will propose that the following resolution be adopted:
“RESOLVED, that Mrs. Dalia Rabin be re-elected as an External Director of the Company for an additional three-year term commencing on the close of this Shareholders' Extraordinary General Meeting and ending on November 22, 2019.”
The Board of Directors recommends a vote FOR approval of this resolution.

ITEM 3 - APPROVAL OF AMENDED COMPENSATION POLICY FOR THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

As required by the Companies Law, the Company has adopted the Current Compensation Policy, regarding the terms of office and employment of its “office holders” (as such term is defined in the Companies Law), which include the Company's Directors, the Company's President and Chief Executive Officer and the Company's Executive Vice Presidents (the President and Chief Executive Officer and the Executive Vice Presidents collectively “Executive Officers”). The Current Compensation Policy was approved by the Company’s shareholders at the Extraordinary Shareholders' General Meeting held on January 7, 2014.
In accordance with the Companies Law, a compensation policy must be periodically reviewed by the compensation committee and the board of directors and needs to be re-approved every three years by the board of directors, following the recommendations of the compensation committee, and approved by the applicable majority of the shareholders of the company.
Pursuant to the above requirements of the Companies Law, the Compensation Committee and the Board have reviewed the Current Compensation Policy to ensure its alignment with the designed purposes of the Company.
In reviewing the Current Compensation Policy, the Compensation Committee and the Board considered the effectiveness of the Current Compensation Policy measured against the Company’s achievements during the past three years, the experience gained during the implementation of the Current Compensation Policy and the changes in the Company’s global business activities and the environment in which the Company is operating since the adaption of the Current Compensation Policy.
In the process of evaluating the Current Compensation Policy, the Compensation Committee and the Board emphasized the below-mentioned factors, among others.

(a)
The Company is an international high technology company, engaged in a wide range of defense, homeland security and commercial programs throughout the world, operating businesses in the U.S., Europe, Asia-Pacific and Latin America. The Company’s main competitors are international global companies based in Israel, the U.S. and Europe. The principle set forth in the Current Compensation Policy, that the compensation policy of the Company should reflect the Company’s unique characteristics as a global multi-billion dollar company operating in the field of development, production and enhancement of sophisticated defense, homeland security and commercial systems, and as a Company that is traded on the Nasdaq Global Select Market, as well as on the TA-25 index on the Tel-Aviv Stock Exchange, is still applicable and even of enhanced importance.

(b)
In order to continue attracting, retaining, rewarding and motivating highly skilled individuals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations, execute the Company’s strategy in the best interest of the Company, including its employees, shareholders and other stakeholders, and otherwise assist the Company in reaching its business and financial long-term goals - any compensation policy of the Company, should, as set forth in the Current Compensation Policy, aim to provide the Company’s Executive Officers a balanced compensation package, including competitive salaries, performance-motivating cash and equity-based incentive programs and benefits, that take into account the various aspects of risk management principles of the Company.

(c)
During the years following the adoption of the Current Compensation Policy the overall activities and business of the Company have continued to grow. The annual financial results of the Company for the years 2013, 2014 and 2015, as set forth in the Company’s respective annual reports on form 20-F filed by the Company for each such fiscal year with the Israel Securities Authority and the U.S. Securities and Exchange Commission, shows growth year over year over that period of both revenues and net profit.

(d)	The share price of the Company have substantially increased by approximately 128% in the three-year period from mid-August 2013 until mid-August 2016.

(e)
On March 8, 2016, at the Company’s Shareholders Extraordinary General Meeting, following the recommendations of the Compensation Committee and the Board, the shareholders of the Company approved, by the applicable required majority, new terms of employment of the Company’s President and CEO, with effect as of April 1, 2016, which terms of employment are in compliance with the Current Compensation Policy.

In light of all of the above, the Compensation Committee and the Board in their respective decisions determined that, except for one amendment, the Current Compensation Policy as set forth below, complies with the Company’s strategies, goals and risk management principles and has proved to be efficient and appropriate.

Based upon the above determination, the Board, with the recommendation of the Compensation Committee, approved the extension of the Current Compensation Policy for an additional three-year period or the maximum period of time allowed by the Companies Law, whichever is later, with the amendments required to reflect such extension of time and the following proposed change (the “Amended Compensation Policy”).
Pursuant to the Current Compensation Policy, share options and/or other equity-based awards, which are defined in the Current Compensation Policy as “Equity Plans”", may be granted by the Company to its Executive Officers under equity incentive plans to be adopted by the Company from time to time, with the exercise price of any such granted option or award (or with regards to restricted stock or restricted stock units - grant price) being not less than 105% of the price of the Company’s shares listed on the Tel-Aviv Stock Exchange on the last trading day preceding the actual date of grant of such option or award.
The Compensation Committee and the Board determined that, in light of the increase in the Company’s share price over the three-year period mentioned above, it will be more effective, and better align the interests of the Company’s employees, including the Executive Officers, with those of the Company’s Shareholders, if the Company is able to grant its employees, including the Executive Officers, stock or award units under adopted Equity Plans with the exercise price of any such granted option or award (or with regards to restricted stock or restricted stock units - grant price) being the higher of: (a) the average price of the Company’s shares listed on the Tel-Aviv Stock Exchange in the thirty (30) days prior to the date of the Board’s resolution with regards to the grant; or (b) the price of the Company’s shares listed on the Tel-Aviv Stock Exchange on the last trading day preceding the actual date of grant of such option or award.
The brief overview above is qualified in its entirety by reference to the full text of the Amended Compensation Policy, which is attached as Exhibit A hereto.
If the Amended Compensation Policy is approved, then according to the Companies Law, the Amended Compensation Policy will need to be re-approved by shareholders within the period of time as shall be from time to time dictated by the Companies Law. The Amended Compensation Policy, shall be in effect as of its approval by the Company’s Shareholders. To the extent not approved by the Shareholders, the Compensation Committee and the Board may nonetheless approve the Amended Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.
At the Meeting, the Board will propose that the following resolution be adopted:
“RESOLVED, to approve the Amended Compensation Policy of the Company substantially in the form of Exhibit “A” of this Proxy Statement”.
The Board of Directors recommends a vote FOR approval of this resolution.

ITEM 4 - RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITOR
FOR THE FISCAL YEAR 2016 AND UNTIL THE CLOSE OF THE NEXT
SHAREHOLDERS' ANNUAL GENERAL MEETING
Following the recommendation by the Company's Audit Committee, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, will be re-appointed as the independent auditor of the Company for the fiscal year 2016 and until the close of the next Shareholders' Annual General Meeting. A representative of the independent auditor will be present at the Meeting and will be available to respond to appropriate questions from shareholders. Such auditor served as the Company's auditor for fiscal year 2015 and has no relationship with the Company, or with any affiliate of the Company, except as auditor.
Under the Company's articles of association, the independent auditor's fees will be set and approved by the Board after receipt of the recommendations of the Audit Committee or the Financial Statements Review Committee of the Board.
At the Meeting, the Board will propose that the following resolution be adopted:
“RESOLVED, that the Company's independent auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, is appointed as the independent auditor of the Company for the fiscal year 2016 and until the close of the next Shareholders' Annual General Meeting”.
The Board recommends a vote FOR approval of this resolution.

EXECUTIVE COMPENSATION
For information regarding compensation paid to our five most highly compensated officers in 2015, please see Item 6 of our annual report on Form 20-F to the U.S. Securities and Exchange Commission, filed on March 22, 2016 and accessible through the Company’s website www.elbitsystems.com.

MATTERS TO BE REPORTED
In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2015:

(a)	its Consolidated Financial Statements for the fiscal year ended December 31, 2015;

(b)	the dividend paid to shareholders;

(c)	the compensation paid to the Company's Directors; and

(d)	the compensation arrangement with the Company's independent auditor.

By Order of the Board
MICHAEL FEDERMANN
Chairman of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer
Date: October 19, 2016

Exhibit "A"

COMPENSATION POLICY

ELBIT SYSTEMS LTD.
Compensation Policy for Executive Officers and Directors
(As Adopted by the Shareholders on [__________], 2016)

Overview and Objectives
Introduction
Elbit Systems Ltd. ("Elbit" or the "Company") is an international defense electronics company with headquarters in Israel, engaged in a wide range of programs throughout the world, operating businesses in the U.S., Europe, Asia-Pacific and Latin America. Approximately 80% of Elbit's revenues derive from international sales. Elbit's major customers are governmental agencies as well as major global companies engaged in the supply of defense, homeland security and commercial aviation systems to governmental agencies and platform manufacturers. Elbit's main competitors are international global companies based in Israel, the U.S. and Europe.
This document sets forth the Compensation Policy for Elbit's Executive Officers and Directors (this “Compensation Policy” or “Policy”), in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).
Appropriate and balanced compensation are key components of Elbit’s overall human capital strategy to attract, retain, reward and motivate highly skilled individuals to act in the best interest of the Company, including its employees, shareholders and other stakeholders and otherwise assist Elbit in reaching its business and financial long-term goals. Accordingly, a primary element of this Policy is to tie the compensation of each Executive Officer to Elbit’s goals and performance.
In preparing this Compensation Policy, the Compensation Committee and the Board of Directors (the "Compensation Committee" and the "Board", respectively) using the assistance of external advisors, have taken into account Elbit’s unique characteristics as a Company operating in the field of development, manufacturing and enhancement of defense systems, and as a Company which is traded on the Nasdaq Global Select Market, as well as on the TA-25 index on the Tel-Aviv Stock Exchange.
For purposes of this Policy, “Executive Officers” shall mean “office holders” as such term is defined in Section 1 of the Companies Law, including Elbit’s President and Chief Executive Officer (“CEO”) and Elbit’s Executive Vice Presidents (“EVPs”), but excluding, unless otherwise expressly indicated herein, the members of the Board ("Directors").
This Compensation Policy shall apply to compensation agreements and arrangements entered into by the Company with an Executive Officer or a Director following approval of the Policy by the shareholders of Elbit and will continue to be in effect until the Policy’s expiration in accordance with the provisions of the Companies Law.
The Compensation Committee and the Board shall periodically review and reassess the adequacy of this Policy to ensure that its provisions and implementation are aligned with Elbit’s compensation philosophy and regulatory requirements.
Elbit’s Values
Elbit is an international defense electronics company engaged in a wide range of programs throughout the world, aspiring to be a world leading source of innovative technology-based systems for diverse defense and commercial applications.
Throughout its course of business, Elbit follows its guiding values of integrity, excellence, innovation, leadership, teamwork and synergy. These values enable Elbit to foster an environment that nurtures innovation, creativity and technological leadership, enabling Elbit to thrive as a leading company in its areas of operation, developing and manufacturing best in class systems and ensuring customer satisfaction.
Elbit’s values ensure that Elbit places an emphasis on the welfare of its employees and their importance to Elbit’s success, including its Executive Officers, since the Executive Officers are tasked with leading the implementation of the Company’s strategy and driving its day-to-day behavior and decisions. Elbit believes that excellent people are the key to achieving its vision and therefore employs a world-class, motivated, team-spirited workforce, creating a dynamic atmosphere in which employees may flourish and reach their highest potential.

Compensation Objectives
The Compensation Policy, as approved by the Compensation Committee and the Board, is a reflection of the long-time practices and strategy of Elbit and is intended to align with Elbit’s strategy to attract, motivate and retain highly experienced personnel who will provide leadership for Elbit’s success and act in the best interest of the Company and its stakeholders while supporting a performance culture that is based on merit, differentiates and rewards excellent performance, while recognizing Elbit’s core values. To that end, this Policy is designed, among other factors:

•
To promote retention and motivation of Executive Officers: Elbit competes with local and global companies to attract and retain highly skilled professionals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. To that end, this Policy aims to provide Elbit’s Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity-based incentive programs and benefits, in order to promote retention and provide each Executive Officer with motivation to advance within the organization;

•
To incentivize superior individual excellence: Elbit aims to incentivize its Executive Officers by creating a strong link between their compensation and performance. Therefore, a portion of the total compensation package provided to Elbit’s Executive Officers is based on measures that reflect Elbit’s short and long-term goals and performance, as well as the Executive Officer’s individual performance and the impact on the Company's value. In order to strengthen such link, Elbit defines clear, measurable quantitative and qualitative objectives that, together, are designed to improve Company results;

•
To closely align the interests of the Executive Officers with the long-term performance of the Company: In order to motivate Executive Officers to focus on long-term objectives and performance of the Company, a portion of the compensation package granted to Elbit’s Executive Officers is awarded in the form of equity-based compensation, thus creating a direct link between the interests of Executive Officers and the long-term performance of the Company; and

•
To provide a risk management tool: This Policy is structured in a manner that creates an incentive to deliver high performance (both short and long-term) while taking into account Elbit’s risk management philosophy and avoiding undue pressure to take excessive risks, thus encouraging a balanced and effective risk taking approach. Elbit’s compensation elements are designed to reduce incentives to expose the Company to imprudent risks that may harm Elbit or its shareholders in the short and long-term. This is achieved by using tools such as (i) placing maximum thresholds on eligibility for short and long-term incentives; (ii) using compensation vehicles with diverse performance measures; (iii) granting equity-based compensation that has long-term vesting schedules, which tie the awards to a longer performance cycle; and (iv) requiring clawback of compensation payments in certain circumstances.

The Compensation Policy is intended to provide a framework which is broad enough to allow the Compensation Committee, the Board and the CEO, as applicable, to determine a personal compensation plan or a certain compensation component for each of Elbit’s Executive Officers, in light of the specific circumstances and the requirements of the Company, which would be in the best interests of the Company, its employees, its shareholders and other stakeholders, all in accordance with Elbit’s long-term strategy as provided in this Compensation Policy.
Compensation structure and instruments
Compensation instruments under this Compensation Policy may include the following:

•	Base salary;

•	Benefits;

•	Cash bonuses;

•	Equity-based compensation; and

•	Retirement and termination of service arrangements.

Elbit aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Elbit’s short and long-term goals while taking into consideration Elbit’s need to manage a variety of business risks.
Variable Compensation Ratio
The total Variable Compensation of each Executive Officer shall be between 30% and 80% of the total compensation package of such Executive Officer on an annual basis. The Compensation Committee and Board believe that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year. This range may be lower in any specific fiscal year in the event that no or partial Variable Compensation is awarded for that fiscal year.
Intra-Company Compensation Ratio
In the process of formulating this Policy, Elbit’s Board and Compensation Committee have examined the ratio between employer costs associated with the engagement of the Executive Officers and Directors and the average and median employer costs associated with the engagement of the other employees of Elbit (including contractor employees as defined in the Companies Law) (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in Elbit.
The possible ramifications of the Ratio in the work environment of Elbit will continue to be examined from time to time in order to ensure that levels of executive compensation, as compared to that for the overall workforce, will not have a negative impact on work relations in Elbit.
Cost of Salary
Cost of salary includes base salary and other benefits, as detailed below.
The base salary and benefits provide stable compensation to Executive Officers, allowing Elbit to attract and retain competent executive talent and maintain a stable management team. Base salaries vary among Executive Officers, and are individually determined taking into account the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of the Executive Officer.
The following benefits may be granted to Elbit’s Executive Officers in order, among other things, to comply with legal requirements and to attract, motivate and retain high level professionals:

•	Vacation days in accordance with market practice and applicable law;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to Elbit’s practice and common market practice;

•
Contribution by Elbit on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to Elbit’s policies and procedures and common market practice; and

•
Contribution by Elbit on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to Elbit’s policies and procedures and common market practice.

Elbit may offer additional benefits to its Executive Officers, including but not limited to: car, communication, travel benefits and other customary benefits, including their gross-up.
Elbit may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses, provided, however, that such reimbursement shall be determined in accordance with Elbit’s policies and procedures. Elbit may provide advance payments to its Executive Officers in connection with work-related expenses.
Maximum Cost of Salary
Elbit will seek to establish a compensation package which is competitive with the compensation packages paid to Executive Officers and directors of a peer group consisting of local public companies comparable to Elbit primarily in terms of market cap. Elbit may apply additional characteristics for including a public company within the peer group, such as, similar operations, revenues, profitability rate, broad spread of geographical locations of operations and number of employees (collectively the “Peer Group”).
The Peer Group compensation survey will compare and analyse the compensation package granted to the CEO and each of the EVPs with the comparable compensation packages of CEOs and the average compensation of executive vice presidents (or similar functions) of other companies in the Peer Group, respectively. Such compensation survey may be conducted internally or by an external consultant.
In addition, Elbit competes with global companies and is required to attract and retain highly skilled professionals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. Thus, the Compensation Committee may elect to have an additional peer group compensation survey consisting of foreign public companies operating in similar business field as a supportive analysis.
The Compensation Committee and the Board will periodically consider and approve changes to the existing compensation terms of its Executive Officers or approve new compensation terms for its current and future Executive Officers using the Peer Group compensation survey while considering the supportive analysis.
The annual cost of salary for each of Elbit’s Executive Officers shall be between the average of the second and average of the fourth quarters of the Peer Group compensation survey for its respective comparison group, with reference to the supportive analysis.
The Compensation Committee and the Board may, from time to time, consider and approve base salary adjustments for Executive Officers. The main considerations for a salary adjustments are similar to those used in initially determining base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.
Signing Bonus
At the Compensation Committee’s and Board’s discretion, Elbit may grant a newly recruited Executive Officer a signing bonus. The signing bonus will not exceed six (6) monthly base salaries of the Executive Officer. In the event the employment of an Executive Officer is terminated within twenty-four (24) months from the start date of employment, Elbit may elect to recover the signing bonus in full or in part, at the Compensation Committee’s and Board’s discretion.

Cash Bonuses
Annual Bonuses
General
Elbit has implemented a pay-for-performance plan based on quantitative and qualitative criteria which has proved to be efficient in incentivizing its employees. The cash bonus component aims to ensure that Elbit’s Executive Officers are aligned and unified in reaching Elbit’s short and long-term goals. Cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.
Elbit’s policy is to allow cash bonuses, which may be awarded to an Executive Officer, for each fiscal year, upon the attainment of pre-set periodical objectives and personal targets taking into consideration the Executive Officer’s educational background, prior vocational experience, qualifications, role, business responsibilities and performance. The cash bonuses objectives are intended to drive motivation and performance continuously higher, while considering a maximum payout ceiling which is intended to provide a risk management tool.
Elbit intends to honor the existing engagements and practices with its current Executive Officers regarding payment of annual bonuses, which are also based on quantitative and qualitative criteria but are different from the principles set forth below. The principles for the payment of annual bonuses set forth below shall apply to future engagements with Executive Officers as well as to extensions of any current engagement with an Executive Officer.
Pre-Conditions for the Payment of Annual Bonus
The payment of the annual bonus to Executive Officers for any particular fiscal year shall be subject to the fulfillment (in addition to the fulfillment of the applicable objectives set forth below as the case may be) of any one of the following criteria: (a) that the Non-GAAP Net Profit attributable to shareholders (“Non-GAAP Net Profit”) of Elbit for that fiscal year is at least the Awarding Percentage of Elbit's Non-GAAP Net Profit for the preceding fiscal year; or (b) that Elbit's Non-GAAP Net Profit for that fiscal year is at least the Awarding Percentage of the Non-GAAP Net Profit in Elbit's annual budget as may be amended and as approved by the Board for such fiscal year.
For the purpose hereof “Awarding Percentage” means 80%, however, in the event Elbit meets any of the above criteria by less than the Awarding Percentage but by at least 60%, the Compensation Committee and the Board may approve partial payments of the annual bonus which will be calculated for each Executive Officer on the basis of such Executive Officer's achievement of the objectives determined for him or her as set forth below multiplied by a factor between 0.5 and 1, on a linear basis, depending on the percentage of fulfillment of the applicable criteria and up to the Awarding Percentage.
CEO
The Compensation Committee and the Board has determined that with respect to the CEO, the most appropriate quantitative objective, which most aligns the interests of the CEO with the long-term performance of the Company, is the financial objective of Non-GAAP Net Profit. Accordingly, subject to the fulfillment of the pre-conditions for the payment of annual bonus, as detailed above, the CEO may be awarded an annual bonus, which shall be determined as a certain percentage of Elbit’s Non-GAAP Net Profit as demonstrated in Elbit’s published full-year financial results ("Annual Financial Results") for the relevant fiscal year. The bonus amount shall be calculated on the date that the Board approves the applicable Annual Financial Results (“Annual Determination Date”).
Elbit may provide its CEO with an advance payment on account of the annual bonus for a certain fiscal year, in an amount which shall not exceed a sum equal to the percentage described in the paragraph above multiplied by Elbit’s Non-GAAP Net Profit as demonstrated in Elbit’s published financial results for the first half of the applicable year (“Semi-Annual Financial Results”) calculated following the approval thereof by the Board (“Semi-Annual Determination Date”) and payable thereafter. In the event that on the Annual Determination Date the Compensation Committee determines that the advance payment exceeded the actual annual bonus for such fiscal year, the CEO shall return the excess bonus paid by Elbit within thirty (30) days from the Annual Determination Date.

EVPs
Subject to the fulfillment of the pre-condition for the payment of an annual bonus, as detailed above, Elbit’s EVPs may be awarded annual bonuses which shall be based on personal and Company objectives as may be determined for each EVP taking into consideration such EVP’s seniority in the Company and the division or department the EVP is part of or manages. Such objectives will be recommended by the CEO on the basis of the following objectives, at the commencement of each fiscal year (or start of employment, as applicable) and approved by the Compensation Committee and the Board:

•
Financial Objectives such as, without limitation, revenue, profit, sales, cash flow, order backlog and generation of additional value, which shall account for 50% - 100% of the performance measurements.

•
Business, operating and other objectives such as, without limitation, initiation of new markets, growth of certain business fields, facilitation of transactions, acquisitions/sales of business operations, human resources development, managing legal proceedings and customer satisfaction, which shall account for up to 50% of the performance measurements.

The weight of the objectives detailed above shall total to 100%. In circumstances determined by the Compensation Committee and the Board to be special (e.g., in case of regulatory changes or significant changes in Elbit’s business environment), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the fiscal year.
Due to the seasonality of Elbit’s operations and for the purpose of incentivizing Elbit’s EVPs during the first half of each fiscal year, which is generally characterized by reduced business results with respect to the second half of the year, the bonus of each of Elbit’s EVPs may be based on personal and Company objectives as may be determined for each EVP, for both the first half of the year and for the entire fiscal year. On each Semi-Annual Determination Date, half of the annual bonus set for an EVP shall be multiplied by the score of that EVP with respect to meeting of his or her objectives for the first half of the year, taking into consideration, when applicable, the Semi-Annual Financial Results. On the Annual Determination Date half of the annual bonus set forth for that EVP will be multiplied by the level he or she meets the specific full year objectives, taking into consideration, when applicable, the Annual Financial Results. The amounts accruing from the calculations shall be paid to the EVPs as separate payments, in accordance with Elbit’s bonus payment schedule.
Pro Rata Bonus Payments
Should the employment of an Executive Officer terminate prior to the end of a fiscal year, the Company may pay such Executive Officer his or her pro rata share of that year’s bonus, based on the period such Executive Officer was employed by the Company.
Managerial Evaluation Bonus
Elbit may grant an Executive Officer an annual managerial evaluation bonus of up to two (2) monthly base salaries or up to 20% of the annual bonus to be awarded based on the recommendation of the CEO and the approval of the Compensation Committee and the Board (and in case of the CEO - following approval of the Compensation Committee and the Board) on the grounds, among others, of non-financial qualitative individual performance measures, and taking into consideration the Executive Officer’s long-term contribution to the Company and his or her performance during the fiscal year for which such bonus is granted.
Special Bonus
In order to respond effectively to events or occurrences that may have a special positive impact on the Company and are the result of special efforts or achievements of an EVP, Elbit may grant its EVPs a special cash bonus as an award for special achievements (such as, but not limited to, in connection with securities offerings, achieving a target budget or business plan or generating extraordinary profit), based on quantitative criteria which shall be determined by the Compensation Committee and Board.
The special bonus may be granted to up to 25% of Elbit's EVPs per year. The special bonus for an individual EVP shall not exceed 2% of the added value generated to the Company in light of the EVP’s contribution, if any, as reflected from a valuation conducted by the Company, and in any case shall not exceed his or her annual base salary.
Compensation Recovery (“Clawback”)
In the event of an accounting restatement which is not the result of changes in applicable financial reporting standards, Elbit shall be entitled, unless the Compensation Committee and the Board has determined that in the specific case it would be impossible, impractical or not commercially or legally feasible, to recover from its Executive Officers the bonus compensation, net of taxes, which exceeded the amount which would have been paid under the financial statements, as restated, provided that such restatement has occurred within 36 months of the bonus payment. The manner of recovery, including making payment in installments, date of payments, linkage, etc., shall be determined by the Compensation Committee and the Board.
Nothing herein shall derogate from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.
Equity-Based Compensation
The equity-based compensation for Elbit’s Executive Officers is designed in a manner consistent with the underlying objectives for determining the base salary and the annual cash bonus, with its main goals being to enhance the alignment between the Executive Officers’ interests and the long-term interests of Elbit and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over a period of several years, their incentive value to recipients is aligned with longer-term strategic plans.
The equity-based compensation may be granted from time to time and be individually determined and awarded taking into consideration the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.
The equity-based compensation offered by Elbit may be in a form of cash "phantom" options which do not qualify for tax benefits under the capital gains tax track provided for in the Israeli Income Tax Ordinance [New Version] of 1961 (the "Tax Ordinance") to the offerees thereunder ("Bonus Plans") or share options and/or other equity-based awards, such as restricted stock or restricted stock units which qualify for tax benefits under the capital gains tax track provided for in the Tax Ordinance to the offerees thereunder ("Equity Plans"), in accordance with any Company equity incentive plans in place as may be updated from time to time.
The exercise price of any option (or with regards to restricted stock or restricted stock units - grant price) granted under an Equity Plan ~~shall be not less than 105% of the price of Elbit’s shares listed on the Tel-Aviv Stock Exchange on the last trading day preceding the actual date of grant of such option. The exercise price of any option granted under~~ or a Bonus Plan (excluding grants made under the Company's existing Bonus Plan) shall be the higher of: (a) the average price of Elbit’s shares listed on the Tel-Aviv Stock Exchange in the thirty (30) days prior to the date of the Board’s resolution with regards to the grant; or (b) the price of Elbit's shares listed on the Tel Aviv Stock Exchange on the last trading day preceding the actual date of grant of such option. The exercise price (or grant price, as aforesaid) may be provided in U.S. Dollars, in accordance with the currency exchange rate which shall be published on the date of the Board’s resolution with regards to the grant.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods determined to promote long-term retention of the awarded Executive Officers. Grants to Executive Officers shall vest gradually over a minimal period of three (3) years, where the first portion of equity-based compensation shall vest at least one (1) year following the date of grant. In special circumstances, where an Executive Officer has been employed prior to being granted equity-based compensation, the Compensation Committee and the Board may determine that the commencement date of the vesting period shall commence prior to the grant date.
The exercise period of options granted to Executive Officers or, as applicable, the benefit embedded in such options, shall be determined in accordance with Elbit’s incentive plans and shall not exceed a period of ten (10) years from the date of grant.
The Compensation Committee and the Board may extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of an Executive Officer’s awards, including, without limitation, in connection with a change of control event, subject to any additional approval as may be required by the Companies Law.
Subject to any applicable law, Elbit may determine, at the Compensation Committee and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers.
All other terms of the equity awards shall be in accordance with Elbit’s incentive plans, as may be adopted, from time to time, to include customary terms with regards to options granted, including customary adjustments for dividends, bonus shares, capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.), and the like. In addition, such incentive plans shall include terms and conditions with respect to termination of employment of Executive Officers of Elbit, including termination for cause, or as a result of death or disability.

In order to respond to the unique situations of establishment of new start-up companies or similar ventures held by the Company from time to time, and in order to incentivize Elbit’s Executive Officers in the long term with regards to their activities in connection with such start-up companies or similar ventures, Elbit may grant its Executive Officers shares and/or options to purchase shares in such start-up entities (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company).
In the event Elbit decides to grant “cash-phantom options” under an Equity Plan or options under a Bonus Plan, i.e. Executive Officers will not be granted Elbit’s securities, but rather receive the benefit embedded in such options in cash, based on Elbit’s share price, the cash benefit deriving to each Executive Officer from the exercise of any such option shall not exceed one (1) time Elbit’s share price on the date of grant of each such option. Under the existing "Phantom Option Retention Plan for Senior Officers" adopted by the Board in August 2012, the Executive Officers were granted options in three annual tranches. The base share price for each tranche was determined based on Elbit's share price on the effective date of each tranche provided that Elbit's base share price for the second and third tranches shall not be lower than Elbit's share price as determined for the first tranche. The benefit that may be awarded to any Executive Officer for each option under any tranche shall not exceed one (1) time Elbit's base share price as determined for such tranche.
During the term of this compensation policy, the maximum dilution as a result of equity compensation granted to Elbit’s Executive Officers shall not exceed 5% of Elbit’s issued and outstanding share capital, on a fully-diluted basis.
Maximum Annual Variable Compensation
The value of the annual Variable Compensation shall mean the aggregate of the value of the cash bonuses granted and the fair market value of equity-based compensation (including “cash-phantom options”) determined according to acceptable valuation practices (such as the Monte Carlo, Black-Scholes and Binominal options pricing models) at the time of grant, spread over the vesting period.
The aggregate value of the Variable Compensation that may be paid to all of Elbit’s Executive Officers for a certain fiscal year shall not exceed 10% of Elbit’s Non-GAAP Net Profit.
Retirement and Termination of Service Arrangements
Severance Pay
For Executive Officers who have served in the Company (including in any of the Company’s subsidiaries) for at least ten (10) years, Elbit may provide, upon termination of employment of an Executive Officer (excluding termination under circumstances of which the Compensation Committee and the Board determine that Elbit may terminate employment without severance pay pursuant to applicable law), severance pay of up to two (2) times for an EVP and two and a half times (2.5) for the CEO, of the amount provided by law.
Elbit may provide additional retirement and termination benefits and payments as may be required by applicable law.
Advanced Notice Period
Elbit may provide an Executive Officer, taking into consideration his or her seniority in the Company, performance during employment, contribution to Elbit achieving its goals and maximizing its profits and the circumstances of retirement or termination, up to six (6) months prior notice of termination.
Elbit may waive the Executive Officer’s services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits.
During the notice period, including in case Elbit has waived an Executive Officer’s services, Elbit may grant such Executive Officer all or part of the compensation elements, including bonuses and the continuation of vesting and the exercise period of his or her options.
Adjustment Period and Retirement Grant
For Executive Officers who have served in the Company for at least three (3) years, Elbit may provide an adjustment period and/or a one-time retirement grant, subject to the approval of the Board, based on the recommendation of the Compensation Committee and the CEO (in case of the CEO - based solely on the recommendation of the Compensation Committee), according to his/her seniority in the Company, performance during employment, contribution to Elbit achieving its goals and the circumstances of retirement or termination.
The total amounts payable for the adjustment period and the retirement grant which shall be paid to Elbit’s CEO shall not exceed twelve (12) monthly base salaries.
The total amounts payable for the adjustment period and the retirement grant which shall be paid to Elbit’s EVPs shall not exceed six (6) monthly base salaries taking into consideration his or her seniority in the Company, performance during employment, contribution to Elbit achieving its goals and the circumstances of retirement or termination.
The amounts for the adjustment period and the retirement grant to be granted to an Executive Officer shall be calculated on the Executive Officer’s gross base salary without benefits, bonuses or grants which were granted to him or her during the Executive Officer's employment.
The amounts payable for severance pay exceeding the amounts required by law, the adjustment period or the retirement grant may be granted in consideration for the Executive Officer’s undertaking to refrain from competing with Elbit for a period of time following termination.
Indemnification and Insurance
Elbit may indemnify its Executive Officers and Directors to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer or the Director (including “run-off” insurance policy), as provided in an indemnity agreement between such individuals and Elbit, all subject to applicable law and the Company’s articles of association.
Without derogating from the above, Elbit may purchase, from time to time, during the term of this Policy or until the general meeting of the shareholders which shall convene in 201~~6~~9, whichever is later, directors and officers liability insurance for its Directors and Executive Officers. The coverage limit under each insurance policy which shall be purchased by Elbit shall not exceed $150 million and the annual premium to be paid by Elbit shall not exceed $1 million. The insurance policy terms, as well as the premium paid by the Company shall reflect the current market conditions with respect to the Company and the nature of its operations.
Directors Compensation
The compensation of the Company’s Directors (including external Directors and independent Directors) may be up to the maximum pay allowed under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).
In special circumstances, such as in the case of a professional Director, an expert Director or a Director with a unique contribution to the Company, such Director’s compensation may be different than the compensation of all other Directors and may be greater than the maximum amount allowed, as applicable to Elbit, by the Compensation of Directors Regulations.
Notwithstanding the above, taking into account the additional tasks imposed on the Chairman of the Board and the additional time that the Chairman of the Board is required to devote to promote the Company's activities, Elbit may pay the Chairman of the Board, on top of the per-meeting payment, an annual compensation of up to five (5) times the annual compensation paid to Elbit's external Directors in accordance with the Compensation of Directors Regulations.
Elbit’s external and independent Directors are entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. Elbit’s Directors, excluding external and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses, provided, however, that such reimbursement shall be determined in accordance with Elbit’s policies and procedures. Elbit may provide advance payments to its Directors in connection with work-related expenses.
Miscellaneous
This Policy is designed solely for the benefit of Elbit. Nothing in this Compensation Policy shall be deemed to grant any of Elbit’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Elbit’s compensation to its Executive Officers and Directors, Elbit may elect to act pursuant to such relief without regard to any contradiction with this Policy.
*********************

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDERS'
ANNUAL GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Shareholders' Annual General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?
A:     The Meeting will take place at 12:00 p.m. local time, on Wednesday, November 23, 2016, at 12:00 a.m (local time) at the Company's offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?
A:     The record date is October 25, 2016, and all shareholders holding shares at the close of business on October 25, 2016 will be entitled to receive notice of and to vote at the Meeting.

Q:	What are the items to be voted on at the Meeting?
A:     The items to be voted on include:

(i)
to elect seven members ("Directors"), who are not "External Directors" as defined in the Israeli Companies Law 5759 - 1999 (the "Companies Law"), to the Company's Board of Directors (the "Board") until the close of the next Shareholders’ Annual General Meeting;

(ii)	to re-elect Mrs. Dalia Rabin to an additional three-year term as an External Director;

(iii)
to approve the Amended Compensation Policy of the Company with respect to the terms of office and employment of the Company’s executive officers and directors, substantially in the form of Exhibit A attached to the accompanying proxy statement (“Proxy Statement”); and

(iv)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditor for the fiscal year 2016 and until the close of next Shareholders' Annual General Meeting.

Q:	Why is it necessary to elect an External Director at this time?
A:     Under the Company’s Law, a publicly traded company such as the Company, is required to have at least two External Directors who meet the independence criteria specified in the Companies Law and who are elected for a three-year period by the required majority at a general shareholders meeting. The current term of office as an External Director of the Company of Mrs. Dalia Rabin expires in November 2016, and it is proposed that she be elected for an additional three-year term.

Q:	Why is it necessary to approve the Amended Compensation Policy at this time?
A: In accordance with the Companies Law, a compensation policy of a publicly traded company such as the Company, must be reviewed and re-approved at least every three years by the compensation committee, the board of directors and the shareholders of the company. The Company’s current compensation policy expires in January 2017.

Q:	Does the Company and its Board of Directors support the proposals to be voted on at the Meeting?
A:     Yes.

Q:	What voting majority is required to approve the proposals?
A: A majority of the votes properly cast at the Meeting either in person or by proxy or by other voting instrument is required: (a) to elect, under Item 1 of the Proxy Statement, each of the individuals nominated to be a Director; and (b) to re-appoint, under Item 4 of the Proxy Statement, Kost, Forer, Gabbay & Kasierer as the Company's independent auditor for the fiscal year 2016 and until the close of the next Shareholders’ Annual General Meeting.
In order to approve (a) the proposal to re-elect Mrs. Dalia Rabin to an additional three-year term as an External Director under Item 2 of the Proxy Statement; and (2) to approve the Amended Compensation Policy of the Company with respect to the terms of office and employment of the Company’s executive officers and directors, under Item 3 of the Proxy Statement, a majority of the votes properly cast at the Meeting, either in person or by proxy or by other voting instrument, is required provided that: (i) the above majority must include a majority of the total votes of shareholders who are not controlling shareholders of the Company and shareholders who do not have a "personal interest" (for the definition of "personal interest" see the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Q:	What other matters will be presented at the Meeting?
A:     The Company will also present at the Meeting the following matters relating to the fiscal year ended December 31, 2015:

•	its Consolidated Financial Statements;

•	the dividend paid to shareholders;

•	the compensation paid to the Company's Directors; and

•	the compensation arrangement with the Company's independent auditor.

Q:	What do I need to do now?
A:     With respect to all items under the Proxy Statement, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible. So that your shares will be represented at the Meeting, the signed proxy card must be received by the Company at least four (4) hours before the Meeting. If you sign and send your proxy card but do not indicate how you want to vote, your proxy may be counted as a non-eligible vote for the proposal(s) with respect with which you did not indicate how you want to vote. If your shares are listed on the TASE you may use the electronic voting systems set up by the Israel Securities Authority via its MAGNA online platform, following a registration process, no later than six (6) hours before the Meeting.

Q:	What do I do if I want to change my vote?
A:     Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least four (4) hours before the Meeting, or attend the Meeting in person and vote. If you use the electronic voting system mentioned above you may change your vote at any time up until six (6) hours before the Meeting.

Q:	If my shares are held in "street name" by my broker, a bank or other representative, will my representative vote my shares for me?
A:     If you hold your shares through a broker, bank or other representative, you may either direct the record holder of your Shares how to vote or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of your Shares on the record date. If your shares are held through a member of the Tel-Aviv Stock Exchange (“TASE”) and you intend to vote your Shares at the Meeting in person or by proxy you must deliver to the Company, via messenger or registered mail, a proof of ownership issued by the applicable member of the TASE, confirming your ownership of the Shares as of the record date.

Q: Who can help answer my questions?
A:     For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company's Corporate Secretary, at the Company's offices in Haifa, Israel, telephone +972-4-8316632.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2015

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2015
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 4 - F - 5

Consolidated Statements of Income	F - 6

Consolidated Statements of Comprehensive Income	F - 7

Statements of Changes in Equity	F - 8 - F - 10

Consolidated Statements of Cash Flows	F - 11 - F - 12

Notes to the Consolidated Financial Statements	F - 13 - F - 65

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in the index at Item 19. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 21, 2016 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 21, 2016

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) and subsidiaries internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Elbit Systems and subsidiaries' maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 21, 2016 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global
Tel Aviv, Israel
March 21, 2016

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except per share data)

		December 31,
	Note	2015	2014

CURRENT ASSETS:
Cash and cash equivalents		$299,322	$200,407
Short-term bank deposits		20,266	79,369
Available-for-sale marketable securities	(9)	12,836	26,150
Trade and unbilled receivables, net	(3)	941,913	928,757
Other receivables and prepaid expenses	(4)	171,359	145,562
Inventories, net of customer advances	(5)	837,111	868,799
Total current assets		2,282,807	2,249,044

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	(6)	132,718	125,433
Long-term trade and unbilled receivables	(7)	152,463	212,725
Long-term bank deposits and other receivables	(8)	15,765	18,081
Deferred income taxes, net	(18F)	52,619	60,224
Severance pay fund	(2R)	270,151	276,707
		623,716	693,170

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	449,759	441,535

GOODWILL	(11)	622,654	504,611

OTHER INTANGIBLE ASSETS, NET	(11)	147,622	132,921

Total assets		$4,126,558	$4,021,281

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except per share data)

		December 31,
	Note	2015	2014

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$—	$557
Current maturities of long-term loans and Series A Notes		113,359	81,958
Trade payables		347,366	369,659
Other payables and accrued expenses	(13)	739,867	758,760
Customer advances in excess of costs incurred on contracts in progress	(14)	437,202	413,223
Total current liabilities		1,637,794	1,624,157

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	165,971	220,716
Series A Notes, net of current maturities	(16)	226,758	293,923
Employee benefit liabilities	(2R)	381,641	396,639
Deferred income taxes and tax liabilities, net	(18F)	44,738	68,435
Customer advances in excess of costs incurred on contracts in progress	(14)	167,601	120,299
Other long-term liabilities		99,668	58,217
Total long-term liabilities		1,086,377	1,158,229

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2015 and 2014; Issued 44,138,989 and 44,094,416 shares as of December 31, 2015 and 2014, respectively; Outstanding 42,730,068 and 42,685,495 shares as of December 31, 2015 and 2014, respectively		12,341	12,330
Additional paid-in capital		261,421	259,677
Treasury shares – 1,408,921 as of December 31, 2015 and 2014.		(40,428)	(40,428)
Accumulated other comprehensive loss		(71,610)	(96,583)
Retained earnings		1,232,610	1,091,671
Total Elbit Systems Ltd. equity		1,394,334	1,226,667
Non-controlling interests		8,053	12,228
Total equity		1,402,387	1,238,895

Total liabilities and equity		$4,126,558	$4,021,281

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2015	2014	2013
Revenues	(22)	$3,107,581	$2,958,248	$2,925,151
Cost of revenues		2,210,528	2,133,151	2,100,304
Gross profit		897,053	825,097	824,847
Operating expenses:
Research and development, net	(23)	243,416	228,011	220,482
Marketing and selling, net		239,366	216,537	235,466
General and administrative, net		145,693	139,634	129,507
Other operating income, net	(1D)	—	(5,951)	—
Total operating expenses		628,475	578,231	585,455

Operating income		268,578	246,866	239,392
Financial expenses, net	(24)	(20,240)	(47,498)	(37,310)
Other income, net	(25)	216	120	937
Income before income taxes		248,554	199,488	203,019
Income taxes	(18D)	46,235	25,624	25,313
		202,319	173,864	177,706

Equity in net earnings of affiliated companies and partnerships	(6B)	4,542	5,549	13,032
Income from continuing operations		206,861	179,413	190,738
Income from discontinued operations, net	(1C)	—	—	681
Net income		$206,861	$179,413	$191,419
Less: net income attributable to non-controlling interests		(4,352)	(8,433)	(8,002)
Net income attributable to Elbit Systems Ltd.’s shareholders		$202,509	$170,980	$183,417

Earnings per share attributable to Elbit Systems Ltd.’s shareholders:	(21)
Basic net earnings per share:
Continuing operations		$4.74	$4.01	$4.34
Discontinued operations		—	—	0.01
Total basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$4.74	$4.01	$4.35

Diluted net earnings per share:
Continuing operations		$4.74	$4.01	$4.33
Discontinued operations		—	—	0.01
Total diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$4.74	$4.01	$4.34

Weighted average number of shares used in computation of basic net earnings per share		42,711	42,654	42,139
Weighted average number of shares used in computation of diluted net earnings per share		42,733	42,677	42,295

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands, except per share data)

	Year ended December 31,
	2015	2014	2013
Net income	$206,861	$179,413	$191,419
Other comprehensive income (loss), net of tax (benefits) expenses in the amounts of $9,209 , $20,471 and $11,241 for the years 2015, 2014 and 2013 respectively:
Foreign currency translation differences	(13,917)	(22,155)	7,190
Unrealized gains (losses) on derivative instruments, net of tax	30,632	(20,582)	(16,301)
Pension and post-retirement benefit plans, net of tax	7,892	(29,210)	16,921
Unrealized gains (losses) on available-for-sale marketable securities, net of tax	(59)	(200)	1,059
	24,548	(72,147)	8,869
Total comprehensive income	231,409	107,266	200,288
Less: comprehensive income attributable to non-controlling interest	(3,927)	(7,650)	(8,546)
Comprehensive income attributable to Elbit Systems Ltd.'s shareholders	$227,482	$99,616	$191,742

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2013	41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

Exercise of options	705,754	197	18,167	—	—	—	—	18,364

Stock-based compensation	—	—	440	—	—	—	—	440

Dividends paid	—	—	—	—	(50,649)	—	(24,900)	(75,549)

Other comprehensive income, net of tax expense of $11,241	—	—	—	8,325	—	—	544	8,869

Net income attributable to non-controlling interests	—	—	—	—	—	—	8,002	8,002

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	183,417	—	—	183,417

Balance as of December 31, 2013	42,587,499	$12,302	$255,841	$(25,219)	$974,516	$(40,428)	$17,157	$1,194,169

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2014	42,587,499	$12,302	$255,841	$(25,219)	$974,516	$(40,428)	$17,157	$1,194,169

Exercise of options	97,996	28	3,514	—	—	—	—	3,542

Stock-based compensation	—	—	322	—	—	—	—	322

Purchase of subsidiaries shares from non-controlling interest, net	—	—	—	—	—	—	1,873	1,873

Dividends paid	—	—	—	—	(53,825)	—	(14,452)	(68,277)

Other comprehensive income, net of tax benefit of $20,471	—	—	—	(71,364)	—	—	(783)	(72,147)

Net income attributable to non-controlling interests	—	—	—	—	—	—	8,433	8,433

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	170,980	—	—	170,980

Balance as of December 31, 2014	42,685,495	$12,330	$259,677	$(96,583)	$1,091,671	$(40,428)	$12,228	$1,238,895

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2015	42,685,495	$12,330	$259,677	$(96,583)	$1,091,671	$(40,428)	$12,228	$1,238,895

Exercise of options	44,573	11	1,605	—	—	—	—	1,616

Stock-based compensation	—	—	139	—	—	—	—	139

Dividends paid	—	—	—	—	(61,570)	—	(8,222)	(69,792)

Purchase of subsidiaries shares, net	—	—	—	—	—	—	120	120

Other comprehensive income, net of tax expenses of $9,209	—	—	—	24,973	—	—	(425)	24,548

Net income attributable to non- controlling interests	—	—	—	—	—	—	4,352	4,352

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	202,509	—	—	202,509

Balance as of December 31, 2015	42,730,068	$12,341	$261,421	$(71,610)	$1,232,610	$(40,428)	$8,053	$1,402,387

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands, except per share data )

	Year ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$206,861	$179,413	$191,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,354	122,408	129,348
Write-off impairment and discontinued operations, net	—	—	254
Stock-based compensation	139	322	440
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	(91)	(92)
Deferred income taxes and reserve, net	15,928	(47,456)	221
Loss (gain) on sale of property, plant and equipment	1,742	(3,266)	(147)
Loss (gain) on sale of investments	33	(4,957)	873
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	19,999	7,449	468
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	31,860	(67,177)	(108,337)
Decrease (increase) in inventories, net	39,801	(112,747)	(4,785)
Increase (decrease) in trade payables, other payables and accrued expenses	(74,280)	81,687	55,935
Severance, pension and termination indemnities, net	(799)	6,282	(3,595)
Increase (decrease) in advances received from customers	71,282	15,970	(95,027)
Net cash provided by operating activities	434,828	177,837	166,975

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(99,175)	(71,211)	(63,019)
Acquisitions of subsidiaries and business operations (Schedule A)	(141,436)	787	—
Investments in affiliated companies and other companies	(23,852)	(4,620)	(6,222)
Proceeds from sale of property, plant and equipment	11,563	24,969	3,755
Proceeds from sale of investments	—	110	3,550
Investment in long-term deposits	(396)	(796)	(2,076)
Proceeds from sale of long-term deposits	721	790	795
Investment in short-term deposits and available-for-sale marketable securities	(57,175)	(89,521)	(52,975)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	128,187	59,374	42,899
Net cash used in investing activities	(181,563)	(80,118)	(73,293)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,616	3,542	18,364
Repayment of long-term loans	(226,635)	(345,839)	(230,532)
Proceeds from long-term loans	196,550	376,500	242,247
Repayment of Series A Notes	(55,532)	(55,532)	(55,535)
Dividends paid (**)	(69,792)	(68,277)	(75,549)
Change in short-term bank credit and loans, net	(557)	557	(181)
Net cash used in financing activities	(154,350)	(89,049)	(101,186)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98,915	8,670	(7,504)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$200,407	$191,737	$199,241
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$299,322	$200,407	$191,737

(*) Dividend received from affiliated companies and partnerships	$24,541	$12,998	$13,500

(**) Dividends paid in 2015 and 2014 included approximately $8,222 and $14,452, respectively, in dividends paid by a subsidiary to non-controlling interests.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands, except per share data )

SUPPLEMENTAL CASH FLOW ACTIVITIES:
	Year ended December 31,
	2015	2014	2013
Cash paid during the year for:
Income taxes, net	$37,410	$17,347	$33,223

Interest	$3,631	$5,078	$6,046

	Year ended December 31,
	2015	2014	2013

Schedule A: Acquisitions of subsidiaries and business operations
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(7,210)	$(1,143)	$—
Property, plant and equipment	3,368	213	—
Other long-term assets	(250)	(9,791)	—
Goodwill and other intangible assets	183,718	12,422	—
Deferred income taxes	2,606	(1,001)	—
Long-term liabilities	(40,796)	—	—
Non-controlling interest	—	(1,487)	—
	$141,436	$(787)	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL DESCRIPTION

Elbit Systems Ltd. (“Elbit Systems” or the "Company") is an Israeli corporation that is 45.82% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”), Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”) and CYBERBIT Ltd. (“CYBERBIT”).

 B.    SALES TO GOVERNMENTAL AGENCIES

The Company derives a majority of its revenues from direct or indirect sales to governments or to governmental agencies. As a result, these sales are subject to the special risks associated with sales to governments or governmental agencies. These risks include, among others, dependence on the resources allocated by governments to defense programs, changes in governmental priorities, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 22(C).

C.    DISCONTINUED OPERATIONS

A U.S. company (“Subsidiary A”) was held approximately 59.4% by the Company through another U.S. wholly-owned subsidiary. The two companies were acquired by the Company in the fourth quarter of 2010. During 2011, the Company recognized an impairment loss of approximately $16,000 on its holdings in Subsidiary A, of which approximately $9,500 was attributable to the Company and approximately $6,500 was attributable to the non-controlling interest. Since the acquisition date, Company’s management was committed to selling its holdings in Subsidiary A. Accordingly, Subsidiary A was classified in the consolidated financial statements as held-for-sale, discontinued operations, in accordance with the criteria set in ASC 360-10-45-9, and the operating results, and the cash flows for the year ended at December 31, 2013, was classified as discontinued operations, in accordance with ASC 205-20, “Discontinued Operations”. In the second quarter of 2013 the Company sold its holdings in Subsidiary A and recognized a gain of approximately $700 in discontinued operations.The results of operations and cash flows of the discontinued operations, for the year ended December 31, 2013, were immaterial.

D.    SALE OF CERTAIN ASSETS

In 2013, the Company's wholly-owned U.S. subsidiary ESA sold certain assets related to cabin pressurization control systems, which were part of its commercial aviation systems activities. As a result of the sale, the Company recorded an operating pre-tax gain of $3,800 which was included as a reduction in cost of revenues.

In 2014, the Company's wholly-owned subsidiary, ESA, sold certain assets related to high-speed machinery product line. As a result of the sale, the Company recorded an operating pre-tax loss of $4,600, which was included in cost of revenues.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

E.	ACQUISITIONS AND INVESTMENTS

In April 2015, the Company completed the acquisition of a 100% interest in an Israeli company for a purchase price of approximately $24,000. Based on a purchase price allocation ("PPA") performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $8,300) and to other intangible assets (approximately $9,300). The results of operation of the acquired company were consolidated in the Company's financial statements commencing the date of acquisition.The effect on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.

In July 2015, the Company's subsidiary CYBERBIT completed the acquisition of the Cyber and Intelligence division of Nice Systems Ltd. ("Nice"), an Israeli based company, for a total consideration of approximately $154,000, of which approximately $40,000 is contingent consideration, which may become payable on the occurrence of certain future events. The acquired Cyber Intelligence business specializes in communication interception and analysis.

Based on a PPA performed by an independent adviser, the purchase price was attributed to the fair value of assets acquired and liabilities assumed from Nice as follows:

	Fair value	Expected useful lives
Net tangible assets and liabilities assumed (current and non-current)	$(10,287)
Technology	31,997	7.5 years
IPR&D	714	2.5 years
Customer relationships	9,127	8.5 years
Backlog	11,689	5.5 years
Goodwill	111,142
	$154,382

The results of operation of the acquired business were consolidated in the Company's financial statements commencing on the date of acquisition. The effect on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.
In November 2010, the Company acquired a 49% interest in an Israeli company ("Subsidiary B"). On March 30, 2014, the Company, through another wholly-owned Israeli subsidiary, increased its holdings in Subsidiary B to 90% and, as a result, the Company recognized an approximately $6,000 gain, included in "other operating income, net", based on the re-measurement of the fair-value of its previously held 49% equity interests in Subsidiary B. The acquisition was accounted for using the purchase method as a business combination achieved in stages. The results of Subsidiary B were consolidated in the Company's consolidated financial statements commencing the date of acquisition. Revenues and earnings from the acquisition date through December 31, 2014, were immaterial to the consolidated results of the Company.

In October 2010, a wholly-owned Israeli subsidiary completed an acquisition of 100% interest in another wholly-owned Israeli subsidiary ("Subsidiary C") and recorded a contingent consideration payable subject to the occurrence of certain future events during a period of four years (the "period"). Following the lapse of the period in 2014, and as a result of the non-occurrence of certain events, the Company de-recognized the contingent consideration of approximately $5,000, recorded in other operating income, net.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A.    USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, warranty and contract loss accruals, legal contingencies, tax assets and tax liabilities, stock-based compensation costs, retirement and post-retirement benefits (including the actuarial assumptions), financial instruments with no observable market quotes, as well as in estimates used in applying the Company's revenue recognition policies. Actual results may differ from estimated results.

B.    FUNCTIONAL CURRENCY

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances of the Company and certain subsidiaries that are denominated in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in ASC 830, “Foreign Currency Matters”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income as financial expenses or income, as appropriate.

For those foreign subsidiaries and investees whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income in equity.

C.    PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries and variable interests entities that are required to be consolidated.

Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.    COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. Accordingly, the Company presents a separate statement of consolidated comprehensive income.

The following table displays the changes in other comprehensive income (loss), net of taxes, in the amount of $24,973 and $71,364 for the years ended December 31, 2015 and December 31, 2014, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2014	$(22,112)	$87	$(54,643)	$(19,915)	$(96,583)
Other comprehensive income (loss) before reclassifications	7,309	2	4,063	(13,492)	(2,118)
Amount reclassified from accumulated other comprehensive income (loss)	23,323	(61)	3,829	—	27,091
Net current-period other comprehensive loss	30,632	(59)	7,892	(13,492)	24,973
Balance as of December 31, 2015	$8,520	$28	$(46,751)	$(33,407)	$(71,610)

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2013	$(1,530)	$287	$(25,433)	$1,457	$(25,219)
Other comprehensive income before reclassifications	(25,079)	70	(30,439)	(21,372)	(76,820)
Amount reclassified from accumulated other comprehensive income (loss)	4,497	(270)	1,229	—	5,456
Net current-period other comprehensive loss	(20,582)	(200)	(29,210)	(21,372)	(71,364)
Balance as of December 31, 2014	$(22,112)	$87	$(54,643)	$(19,915)	$(96,583)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.    BUSINESS COMBINATIONS

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

F.    CASH AND CASH EQUIVALENTS

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, when purchased.

G.    SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost, which approximates fair value.

H.    AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company accounts for its investments in debt securities, and marketable equity securities of entities in which it does not have significant influence, in accordance with ASC 320, “Investments - Debt and Equity Securities”. The Company classifies all debt securities and marketable equity securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the cost of such securities and are recognized, net of tax, in accumulated other comprehensive income (“OCI”).

The amortized cost of debt securities reflects amortization of premiums and accretion of discounts to maturity. Such amortization and accretion together with interest and dividends on securities are included in "financial expenses, net".

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the amortized cost basis of such securities is judged to be other-than-temporary impairment (“OTTI”). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in earnings. Amounts relating to factors other than credit losses are recorded in OCI.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.    INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average or FIFO cost method.

•	Work in progress:

•
Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (See Note 2(V)).

•
Labor overhead is generally included on the basis of updated hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is generally allocated to each project based on the value of direct material that is charged to the project.

Advances from customers are allocated to the applicable contract inventories and are deducted from the inventory balance. Advances in excess of related inventories are classified as liabilities.

Pre-contract costs are generally expensed, but can be deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 605-35.

J.    INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

Investments in affiliated companies and partnerships that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds approximately between 20% to 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to ASC 323-10-15-13, “Investments - Equity Method and Joint Ventures - In-substance Common Stock” and ASC 323-10-40-1, "Investment -Equity Method and Joint Ventures - Investee Capital Transactions".

A change in the Company’s proportionate share of an investee’s equity, resulting from issuance of common or in-substance common shares by the investee to third parties, is recorded as a gain or loss in the consolidated income statements in accordance with ASC 323-10-40-1.

Investments in non-marketable equity securities of entities in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies, are recorded at cost (generally when the Company holds less than 20% of the voting rights).

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2015 and 2014, no material impairment was recognized.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K. VARIABLE INTEREST ENTITIES

ASC 810-10, “Consolidation”, provides a framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. According to ASC 810-10, the Company consolidates a VIE when it has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. The determination about whether the Company should consolidate a VIE is evaluated continuously as existing relationships change or future transactions occur.

The Company’s assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether an entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Also according to ASC 810, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than acquisitions achieved in stages or dilution gains or losses. Losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

A 51%-held subsidiary in the U.K. ("Subsidiary "D") is considered to be a VIE. As Elbit Systems is the primary beneficiary and has both the power to direct its activities and absorb the majority of its loss or the right to the majority of its earnings based upon holding the 51% majority voting rights in Subsidiary D, Subsidiary D is consolidated in the Company’s financial statements.

Subsidiary E is an Israeli limited partnership and considered to be a VIE. Although the Company currently holds a 100% voting interest in Subsidiary E, the Company is obligated under the partnership agreement to transfer 50% of the ownership to its partner. As the Company holds 50% of the contractual rights in Subsidiary E and is the primary beneficiary, Subsidiary E is consolidated in the Company’s financial statements.

L.    LONG-TERM RECEIVABLES

Long-term trade, unbilled and other receivables, with payment terms in excess of one year which are considered collectible, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

M.    LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost and earn interest at market rates. Accumulated interest to be received over the next year is recorded as a current asset. The deposits and accumulated interest approximate fair value.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Company’s own use, cost includes materials, labor and overhead (including interest costs, when applicable) but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2-20
Instruments, machinery and equipment	3-33
Office furniture and other	4-33
Motor vehicles	12-33	(Mainly 15%)

(*)	Prepayments for operating leases and leasehold improvements are amortized generally over the term of the lease or the useful life of the assets, whichever is shorter.

O.    OTHER INTANGIBLE ASSETS

Other identifiable intangible assets mainly consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost net of accumulated amortization and impairments, and are amortized over their useful life using the straight-line method, or the accelerated method, whichever better reflects the applicable expected utilization pattern.

P.    IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2013, an impairment charge in the amount of approximately $900 was recognized. For the years ended December 31, 2015 and 2014 , no material impairment was identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or assets groups).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.    GOODWILL IMPAIRMENT

Goodwill is subject to an impairment test at the reporting unit level on an annual basis (or more frequently if impairment indicators arise).

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2015, no material impairment losses were identified.

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

R.    SEVERANCE PAY

Elbit Systems’ and its Israeli subsidiaries’ obligations for severance pay are calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (the “Shut Down Method”). Subject to certain conditions, employees are entitled to one month’s salary for each year of employment or a portion thereof. The obligation is funded by monthly deposits through insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to balance sheet date.

Elbit Systems and its Israeli subsidiaries have entered into an agreement with some of its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with such Section 14. The agreement mandates that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the  balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2015, 2014 and 2013 amounted to approximately $47,407, $49,243 and $54,544, respectively.

S.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts for its obligations for pension and other post-retirement benefits in accordance with ASC 715, “Compensation – Retirement Benefits” (see Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION

The Company generates revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a lesser extent, the Company provides non-defense systems and products as well as support and services for the Company's systems and products.

Revenues from long-term contracts are recognized primarily using ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the percentage-of-completion ("POC") basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and to recognize revenues using the POC basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. When measuring progress toward completion, the Company may consider other factors, such as contracts' performance obligations or the achievement of milestones.

Sales and anticipated profit under long-term fixed-price contracts which provide for a substantial level of production effort are recorded on a POC basis, using the units-of-delivery as the basis to measure progress of the contracts' performance toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogeneous units or small quantities of units, or when the achievement of performance milestones provides a more reliable and objective measure of the extent of progress toward completion, revenue is recognized based on the achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production efforts are recorded using the cost-to-cost method and units-of-delivery method as applicable to each phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, the Company may consider other factors, such as its progress on certain performance obligations or the achievement of milestones.

The POC method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to differences between actual performance and original estimated forecasts.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit margins and are recorded when they are probable and there is sufficient information to assess anticipated contract performance.

Under the POC method, changes in estimated revenues and/or estimated project costs are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a “cumulative catch-up” basis. The cumulative catch-up basis amounts in the contract estimated total costs are charged to cost of revenues ("COR") and are reflected in the reported gross profit in the consolidated financial statements. Any changes in performance costs estimates that result in an anticipated loss on contracts are charged to COR when they are probable and reasonably determinable by management. The Company reviews the actual costs and the estimated costs to complete long-term contracts on a quarterly basis. In addition, the Company periodically monitors the impact of changes in estimated contract performance costs that result from cumulative catch-up cost adjustments on COR.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

The nature of the Company's numerous contracts is such that refinements of the estimated performance costs or revenues for a project may occur for various reasons, including: change orders, contract price adjustments, significant technical and development matters encountered during performance and provision for loss and contract costs changes that may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract estimated costs at completion ("EAC"); or (b) new or unforeseen risks or change in the performance cost estimates must be incorporated into the contract EAC. In addition, anticipated losses on contracts are recognized when determined to be probable.

These adjustments may result from positive program performance in which case they would be reflected as a decrease in COR during the period. Likewise, these adjustments may result in an increase in COR if the Company determines it will not be successful in mitigating these risks or realizing related opportunities.

The Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion and projected cost.

A number of internal and external factors affect the Company's cost estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

The Company's COR included net EAC adjustments resulting from changes in performance cost estimates of approximately $2,600 (0.12% of COR and 0.29% of gross profit), $26,900 (1.26% of COR and 3.26% of gross profit) and $5,300 (0.25% of COR and 0.64% of gross profit) for the years ended December 31, 2015, 2014 and 2013, respectively. Accordingly, during the above mentioned periods there were no material net EAC adjustments to COR.

These adjustments decreased our net income by approximately $2,100 ($0.05 per diluted share), $23,400 ($0.55 per diluted share) and $4,600 ($0.11 per diluted share) for the years ended December 31, 2015, 2014 and 2013, respectively.

In certain circumstances, sales under short-term fixed-price production type contracts or sales of products are accounted for in accordance with Securities and Exchange Commission Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (see Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method. The selling price for each element would be allocated by using a hierarchy of: (1) Vendor Specific Objective Evidence (“VSOE”); (2) Third-Party Evidence (“TPE”) of the selling price for that element; or (3) Estimated Selling Price (“ESP”), for individual elements of an arrangement when VSOE or TPE of the selling price are unavailable.

The Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers products and services and internal costs. The determination of ESP is judgmental and is made through consultation with and approval by management.

Service revenues include contracts primarily for rendering of services not associated with design, development or manufacturing and production activities. Such revenues may be derived from a stand-alone service contract or a service element which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation contracts, outsourcing-type arrangements, maintenance contracts, training, installation services and similar items. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2015, 2014 and 2013.

Such service revenues are usually recognized in accordance with SAB 104 ratably over the service period, and when all other revenue recognition criteria are met. Buy-back obligations are recognized upon fulfillment, generally when the related products have been delivered or services have been rendered. In addition, where applicable, the Company recognizes service revenues upon achievement of related performance milestones.

As for research and development costs accounted for as contract costs refer to Note 2(V).

U.    WARRANTY

The Company estimates the costs that may be incurred under its basic warranty. Such costs are estimated as part of the total contract’s cost and are recorded as a liability at the time revenue for delivered products is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company’s warranty cost include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty cost and adjusts the amount as necessary.

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the Balance Sheet, are as follows:

	2015	2014
Balance, at January 1	$197,463	$179,077
Warranties issued during the year	78,344	88,244
Reduction due to warranties forfeited or claimed during the year	(90,531)	(69,858)
Additions resulting from acquisitions	6,672	—
Balance, at December 31	$191,948	$197,463

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred unless the costs are related to certain contractual arrangements which are recorded as part of cost of revenues, over the period that revenue is recognized, consistent with the Company’s revenue recognition accounting policy. The Company does not perform significant stand-alone research and development for others.

The Company has certain research and development contractual arrangements that meet the requirements for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to its research and development expenses rather than as contract revenues.

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Ministry of Economy's Office of Chief Scientist’s (“OCS”) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of COR. For more information regarding OCS royalties’ commitments see Note 20(A). For more information regarding grants and participation received, see Note 23.

W.    INCOME TAXES

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes”. This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The Company establishes reserves for uncertain tax positions based on an evaluation of whether the tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

X.    CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short and long-term deposits are invested with major banks mainly in Israel and the United States. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments have a high credit rating.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.    CONCENTRATION OF CREDIT RISKS (Cont.)

The Company's marketable securities include investments in corporate debentures, U.S. Treasury Bills, U.S. government agency debentures and Israeli Treasury Bills. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is recognized with respect to those amounts that the Company has determined to be doubtful of collection.

The Company entered into foreign exchange forward contracts and cross currency interest rate swaps (together “derivative instruments”) intended to protect against the increase in the dollar equivalent value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (see Note 2(AA)).

Y.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included immediately in earnings in “Financial income (expenses), net”, in each reporting period (see Note 24).

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale to international customers and purchase of products from international vendors will be adversely affected by changes in exchange rates.

The Company also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS.

In connection with the issuance of Series A Notes in 2010 and in 2012 on the Tel Aviv Stock Exchange (see Note 16), the Company entered into cross-currency interest rate swap transactions with a notional principal of the NIS 1.1 billion and NIS 0.9 billion, respectively, to effectively hedge the effect of interest and exchange rate difference from the NIS Series A Notes. The cross-currency interest rate swap instruments effectively convert the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreements substantially match the terms of the debt. Under the terms of the swap agreements, the Company receives interest payments semi-annually in NIS at an annual rate of 4.84% on the notional principal and pays interest semi-annually in U.S. dollars at an annual weighted rate of six-month LIBOR plus 1.84% on the notional principal.

In addition, in connection with a NIS loan received from a financial institution at a fixed interest rate of 3% in 2013, the Company entered into cross-currency interest rate swap transactions with a notional principal of NIS 440 million to effectively hedge the effect of interest and exchange rate differences from the NIS loan. Under the terms of the cross currency interest rate swap, the Company receives fixed NIS at a rate of 3% and pays interest semi-annually in USD LIBOR plus 1.35% on the notional principal.

The swap agreements are designated as a fair value hedge. The gains and losses related to changes in the fair value of the cross-currency interest rate swap transactions are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying hedged Series A Notes and NIS loan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    STOCK-BASED COMPENSATION

The Company accounts for share-based arrangements under ASC 718, “Compensation – Stock Compensation”, which requires all share-based payments, including grants of employee stock options and grants under the Company's Phantom Bonus Retention Plan, to be recognized in the income statement based on their fair values.

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2015 (*)	2014 (*)	2013
Dividend yield	—	—	2.56%
Expected volatility	—	—	34.29%
Risk-free interest rate	—	—	0.87%
Expected life	—	—	4 years
Forfeiture rate	—	—	0.56%
Suboptimal factor	—	—	1.75

(*) During 2015 and 2014 there were no grants.

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, the average of those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on Elbit Systems’ stock, historical volatility of the stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The average of the range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. The dividend yield assumption is based on historical dividends.

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

As of December 31, 2015, the fair value of the Series A Notes, based on quoted market price on the Tel-Aviv Stock Exchange, was approximately $295,114.

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurement”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the instruments are categorized as Level 3.

The Company’s cross-currency interest rate swaps are valued under an income approach using industry-standard models that consider various assumptions, including time value, volatility factors, current market and contractual prices for the underlying, and counterparty non-performance risk. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instruments, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace, and accordingly such instruments are categorized as Level 2.

The Company measures its marketable equity securities, debt securities and foreign currency derivative instruments at fair value. Government debt securities are classified within Level 1. The Company's corporate debt marketable securities trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

The Company’s foreign currency derivative instruments are classified within Level 2 as valuation inputs are based on quoted prices and market observable data of similar instruments.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2015 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Government bonds	$880	$—	$—
Corporate bonds	—	11,956	—
Foreign currency derivatives and option contracts	—	16,679	—
Cross-currency interest rate swap	—	10,858	—
Liabilities
Foreign currency derivative and option contracts	—	(8,289)	—
Cross-currency interest rate swap	—	(2,266)	—
Total	$880	$28,938	$—

	Fair value measurement at
	December 31, 2014 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Government bonds	$1,465	$—	$—
Corporate bonds	—	24,685	—
Foreign currency derivatives and option contracts	—	13,558	—
Cross-currency interest rate swap	—	12,730	—
Liabilities
Foreign currency derivative and option contracts	—	(40,313)	—
Cross-currency interest rate swap	—	(4,529)	—
Total	$1,465	$6,131	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, "Transfers and Servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to an Israeli financial institution. In 2015, the Company sold rights to receive payments from the Israeli Ministry of Defense ("IMOD") to an Israeli financial institution in a total amount of $42,631 (2014 - $161,693). Control and risk of these rights were fully transferred in accordance with ASC 860.

The Company's agreement pursuant to which the Company sells its trade receivables, is structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

AC.    BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year. Diluted earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year, plus dilutive potential ordinary shares outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted earnings per share when their effect is anti-dilutive.

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 0, 400 and 45,031 for the years 2015, 2014 and 2013, respectively.

AD.    TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2015-17 - Income Taxes (Topic 740):
In November 2015, FASB issued guidance on balance sheet classification of deferred taxes. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-16 - Business Combinations (Topic 805):
In September 2015, the FASB issued guidance on current accounting for measurement-period adjustments. The new guidance requires entities to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date. The provisions of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (early adoption is permitted), and should be applied prospectively. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

ASU 2016-02 - Leases (Topic 842):
In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e, lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840 "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-11 - Inventory (Topic 330):
In July 2015, the FASB issued guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-15 - Interest-Imputation of Interest (Subtopic 835-30):
In April 2015, the FASB issued guidance on debt issuance costs. The guidance requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt in the balance sheet. This guidance does not contain guidance for debt issuance costs related to line-of-credit arrangements. Consequently, in August 2015, the FASB issued additional guidance to add paragraphs indicating that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to line-of-credit arrangements as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ASU 2015-02 - Consolidation (Topic 810):
In February 2015, the FASB issued amended guidance on current accounting for consolidation of certain entities. Pursuant to this guidance, reporting enterprises should evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):
In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2015	2014
Receivables (1)	$562,616	$556,950
Unbilled receivables	386,035	379,252
Less – allowance for doubtful accounts	(6,738)	(7,445)
	$941,913	$928,757

(1) Includes receivables due from affiliated companies	$76,598	$80,290

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable include claims on items that the Company believes are earned, but are subject to uncertainty concerning their ultimate realization. Such amounts were not material as of the balance sheet date. Trade receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2016.

Short and long-term receivables and unbilled receivables include receivables due from the IMOD in the aggregate amounts of $520,176 and $526,280, as of December 31, 2015 and 2014, respectively.

As for long-term trade and unbilled receivables – see Note 7.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2015	2014
Deferred income taxes, net	$36,561	$40,332
Prepaid expenses	41,216	40,826
Government institutions	54,562	29,806
Derivative instruments	16,679	13,558
Cross-currency interest rate swap	3,234	5,746
Other	19,107	15,294
	$171,359	$145,562

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 5 -    INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2015	2014
Cost incurred on long-term contracts in progress	$901,775	$939,599
Raw materials	124,475	105,908
Advances to suppliers and subcontractors	40,207	48,223
	1,066,457	1,093,730
Less -
Cost incurred on contracts in progress deducted from customer advances	78,623	80,331
Advances received from customers (*)	70,282	72,555
Provision for losses on long-term contracts	80,441	72,045
	$837,111	$868,799

(*)
The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (see Note 14).

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENT IN AFFILIATED COMPANIES:

	December 31,
	2015	2014
Companies accounted for under the equity method	$126,059	$119,890
Companies accounted for on a cost basis	6,659	5,543
	$132,718	$125,433

B.    INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31,
	2015	2014
Subsidiary F (1)	$61,577	$75,765
Subsidiary G / Subsidiary H (2)	1,084	4,072
Subsidiary I (3)	18,847	16,434
Subsidiary J (4)	14,398	13,297
Subsidiary K (5)	20,000	—
Other	10,153	10,322
	$126,059	$119,890

(1)
Subsidiary F is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Subsidiary F is engaged in the development and production of various thermal detectors and laser diodes. Subsidiary F is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2015, the Company received a dividend in the amount of $20,000 from Subsidiary F.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

(2)
Subsidiary G and Subsidiary H are U.S. limited liability companies, each held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. Subsidiary G and Subsidiary H operate in the area of helmet mounted display systems for fixed-wing military aircraft. Subsidiary G and Subsidiary H are jointly controlled and therefore are not consolidated in the Company’s financial statements.

(3)
Subsidiary I is an Israeli company owned 50.000001% by the Company and 49.99999% by Rafael. Subsidiary I focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Subsidiary I with Rafael, and therefore Subsidiary I is not consolidated in the Company’s financial statements.

(4)	Subsidiary J is a Romanian company held 40% by the Company. Subsidiary J is engaged in the construction of fiber optic-telecommunication networks in Romania.

(5)
Subsidiary K is a European company held 33% by the Company. During 2015, the Company, through a wholly-owned Israeli subsidiary, invested in Subsidiary K $20,000, which is engaged in the area of composite aero structure parts manufacturing for commercial aircraft.

(6)	Equity in net earnings of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2015	2014	2013
Subsidiary F	$3,948	$2,758	$5,439
Subsidiary G / Subsidiary H	577	2,140	5,664
Other	17	651	1,929
	$4,542	$5,549	$13,032

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2015	2014
Current assets	$312,585	$261,182
Non-current assets	91,958	112,739
Total assets	$404,543	$373,921

Current liabilities	$142,662	$128,842
Non-current liabilities	15,049	36,942
Shareholders' equity	246,832	208,137
Total liabilities and equity	$404,543	$373,921

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.)

Income Statement Information:

	Year ended December 31,
	2015	2014	2013
Revenues	$250,499	$260,025	$351,183
Gross profit	$67,747	$72,631	$88,440
Net income	$13,920	$17,452	$27,151

(8)	See Note 20(E) for guarantees.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2015	2014
Receivables	$96	$459
Unbilled receivables	152,367	212,266
	$152,463	$212,725

The majority of the long-term unbilled receivables are expected to be billed and collected during the years 2017 - 2020. Long-term trade and unbilled receivables are mainly related to the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2015	2014
Restricted deposits with banks (1)	$652	$984
Cross-currency interest rate swap	7,624	6,984
Deposits with banks and other long-term receivables (2)	7,489	10,113
	$15,765	$18,081

(1)	Restricted deposits in respect of an issued bank guarantee

(2)
Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $6,790 and $7,054 as of December 31, 2015 and 2014, respectively (see Note 17)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 9 -     AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of December 31, 2015 and 2014, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$887	—	(7)	$880
Corporate debentures - fixed and floating interest rate	11,921	99	(64)	11,956
	$12,808	99	(71)	$12,836

	December 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$1,443	22	—	$1,465
Corporate debentures - fixed and floating interest rate	24,620	131	(66)	24,685
	$26,063	153	(66)	$26,150

The contractual maturities of the available-for-sale marketable securities in future years are as follows:

December 31, 2015
2016	$—
2017	2,974
2018	1,893
2019	5,179
2020 and after	2,002
$12,048

As of December 31, 2015 and 2014, interest receivable included in other receivables amounted to $155 and $214, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost (1):
Land, buildings and leasehold improvements (2)	$434,763	$400,769
Instruments, machinery and equipment (3)	734,731	709,601
Office furniture and other	81,684	80,554
Motor vehicles and airplanes	63,669	77,622
	1,314,847	1,268,546
Accumulated depreciation	(865,088)	(827,011)
Depreciated cost	$449,759	$441,535

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $74,239, $79,457 and $83,445, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $17,591 as of December 31, 2015 and 2014, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company:

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	2,163,000 square feet	714,000 square feet	891,000 square feet
Leased	1,972,000 square feet	640,000 square feet	308,000 square feet

(a)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems’ Israeli subsidiaries.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primarily in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Latin America, Australia and Asia.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $111,393 and $108,642 as of December 31, 2015 and 2014, respectively.

As for liens on assets – see Notes 20(H) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average
	useful lives	December 31,
		2015	2014
Original cost:
Technology	12	$234,805	$198,240
Customer relations	12	170,692	160,331
Trademarks and other	11	158,666	143,094
		564,163	501,665
Accumulated amortization:
Technology		150,516	131,384
Customer relations		151,421	137,026
Trademarks and other		114,604	100,334
		416,541	368,744
Amortized cost		$147,622	$132,921

B.	AMORTIZATION EXPENSES
Amortization expenses amounted to $48,115, $42,951 and $45,903 for the years ended December 31, 2015, 2014 and 2013, respectively.

C.	AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2016		$37,561
2017		27,213
2018		21,206
2019		20,117
2020		13,760
2021	and thereafter	27,765
		147,622

D.    CHANGES IN GOODWILL
Changes in goodwill during 2015 were as follows:

2015
Balance, at January 1, 2015	$504,611
Additions	120,618
Net translation differences (1)	(2,575)
Balance, at December 31, 2015	$622,654

(1)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2015	2014
Short-term bank credit	1.85%	$—	$557
		$—	$557

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2015	2014
Payroll and related expenses	$160,413	$153,496
Provision for vacation pay (1)	44,477	48,314
Provision for income tax, net of advances	27,842	34,190
Other income tax liabilities	31,435	3,100
Value added tax (“VAT”) payable	13,651	18,333
Provision for royalties	36,105	34,467
Provision for warranty	199,449	205,020
Derivative instruments	8,289	40,313
Deferred income tax, net	545	3,237
Provision for losses on long-term contracts (2)	36,511	50,203
Other (3)	181,150	168,087
	$739,867	$758,760

(1)	Long-term provision for vacation pay as of December 31, 2015 and 2014 was $26,166 and $24,661, respectively, included in other long-term liabilities

(2)	Includes a provision of $4,949 as of December 31, 2015 and 2014, related to the cessation of a program with a foreign customer

(3)
Includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers

Note 14 -    CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2015	2014
Advances received	$753,708	$686,408
Less -
Advances presented under long-term liabilities	167,601	120,299
Advances deducted from inventories	70,282	72,555
	515,825	493,554
Less -
Costs incurred on contracts in progress (See Note 5)	78,623	80,331
	$437,202	$413,223

As for guarantees and liens, see Notes 20(E), 20(H) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2015	2014
Long-term loans (*)	USD	Libor + 1.15%	2	$118,550	$126,000
	NIS (**)	0.8% - 4.62%	mainly 1-2	94,790	117,451
	Other	Libor+1.5% - Libor+3.28%	mainly 1-4	709	712
				214,049	244,163
Less: current maturities				48,078	23,447
				$165,971	$220,716
(*)    For covenants see Note 20(F).
(**)    Includes derivative instrument defined as hedge accounting. See Note 2(Y) and Note 2(AA).

As of December 31, 2015, the LIBOR semi-annual rate for long-term loans denominated in U.S. dollars was 0.85%.

The maturities of these loans for periods after December 31, 2015, are as follows:

2016 - current maturities	$48,078
2017	164,793
2018	664
2019 and after	514
$214,049

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2015	2014
Series A Notes	$269,037	$323,991
Less – Current maturities	(65,281)	(58,511)
Carrying amount adjustments on Series A Notes (*)	22,589	27,938
Premium on Series A Notes, net	413	505
	$226,758	$293,923

(*)	As a result of fair value hedge accounting, described below and in Notes 2(Y) and 2(AA). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

In June 2010, the Company issued Series A Notes in the aggregate principal amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). Debt issuance costs were approximately $2,530, of which $2,164 was allocated to the Series A Notes discount, and $366 was allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020.

In March 2012, the Company issued additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217,420). The immediate gross proceeds received by the Company for the issuance of the March 2012 Series A Notes were approximately NIS 831 million (approximately $224,000). Debt issuance costs were approximately $2,010, of which $1,795 was allocated to the Series A Notes discount, and $215 was allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020. Premium was approximately $3,675 and is amortized as financial income over the term of the Series A Notes due in December 2020.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 -SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

In May 2012, the Company issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24,407) through a private placement to Israeli institutional investors. The immediate gross proceeds received by the Company for the issuance of the May 2012 Series A Notes were approximately NIS 95 million (approximately $24,900). Debt issuance costs were approximately $94. These costs were allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020. Premium was approximately $260 and is amortized as financial income over the term of the Series A Notes due in December 2020.

The 2010 Series A Notes together with the 2012 Series A Notes form one single series with the same terms and conditions.

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non convertible and do not restrict the Company’s ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

During the years ended December 31, 2015, 2014 and 2013, the Company recorded $6,812, $7,954 and $9,715, respectively, as interest expenses and $92, $91 and $92, respectively, as amortization of debt issuance costs and premium, net, on the Series A Notes.

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.83% at December 31, 2015) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

In April 2012 and May 2012, the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pays floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.83% at December 31, 2015) plus an average of 1.84% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes, including the effect of the cross-currency interest rate swap transactions are as follows:

		December 31, 2015
2016	current maturities	$55,533
2017		55,533
2018		55,533
2019		55,533
2020		55,533

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 -     BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, a German subsidiary (the "German Subsidiary") and a Belgian subsidiary (the "Belgian Subsidiary") sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

1.    Defined Benefit Retirement Plan based on Employer’s Contributions

a)
ESA has three defined benefit pension plans (the “Plans”) which cover the employees of ESA’s two largest subsidiaries. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stocks, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for ESA subsidiaries' benefit obligation is December 31.

Participation in ESA’s qualified defined benefit plans was frozen as of January 1, 2010, for non-represented employees. Current participants continue to accrue benefits; however no new non-represented employees were allowed to enter the plan.

b)
The German Subsidiary, which is wholly-owned by the Company, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of a participant’s compensation, which accumulate together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death or disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

c)	The Belgian Subsidiary, which is wholly-owned by the Company, has a defined benefit pension plan, which is divided into two categories:

1)
Normal retirement benefit plan, with eligibility at age 65. The lump sum is based on employee contributions of 2% of the final pensionable salary up to a certain breakpoint, plus 6% exceeding the breakpoint at a maximum of 5% of pensionable salary, and the employer contributions, with a maximum of 40 years. The vested benefit is equal to the retirement benefit calculated with the pensionable salary and pensionable service observed at the date of leaving service.

2)	Pre-retirement death benefit to employees.

The plan is funded and includes profit sharing.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2015 and 2014:

	December 31,
	2015	2014
Changes in benefit obligation:
Benefit obligation at beginning of year	$225,668	$172,381
Service cost	8,921	7,762
Interest cost	8,372	7,833
Exchange rate differences	(2,847)	(2,276)
Actuarial losses (gain)	(15,612)	43,901
Benefits paid	(5,142)	(3,933)
Benefit obligation at end of year	$219,360	$225,668
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	126,489	115,242
Actual return on Plans’ assets (net of expenses)	(2,225)	4,570
Employer contribution	8,333	10,610
Benefits paid	(5,142)	(3,933)
Fair value of Plans’ assets at end of year	$127,455	$126,489
Accrued benefit cost, end of year:
Funded status	(91,905)	(99,180)
Unrecognized net actuarial loss	72,411	84,116
Unrecognized prior service cost	(271)	305
	$(19,765)	$(14,759)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(725)	(806)
Accrued benefit liability, non-current	(91,179)	(98,374)
Accumulated other comprehensive income, pre-tax	72,139	84,421
Net amount recognized	$(19,765)	$(14,759)

	Year ended December 31,
	2015	2014	2013
Components of the Plans’ net periodic pension cost:
Service cost	$8,921	$7,762	$9,368
Interest cost	8,372	7,833	6,830
Expected return on Plans’ assets	(8,970)	(8,221)	(7,319)
Amortization of prior service cost	(62)	(125)	—
Amortization of transition amount	46	121	91
Amortization of net actuarial loss	6,295	2,108	4,483
Total net periodic benefit cost	$14,602	$9,478	$13,453
Additional information
Accumulated benefit obligation	$213,675	$215,276	$164,696

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	December 31,
	2015	2014
Weighted average assumptions:
Discount rate as of December 31	4.3%	3.9%
Expected long-term rate of return on Plans’ assets	7.3%	7.3%
Rate of compensation increase	2.4%	2.4%

Asset allocation by category as of December 31:

	2015	2014
Asset Category:
Equity Securities	66.0%	67.0%
Debt Securities	34.0%	32.5%
Other	—%	0.5%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2015	2014
Asset Category:
Equity Securities	50.0%	50.0%
Debt Securities	40.0%	40.0%
Other	10.0%	10.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2015 was as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$48	$48	$—	$—
Cash Equivalents:
Money Market Funds (a)	337	337	—	—
Fixed Income Securities:
Mutual Funds (b)	42,614	42,614	—	—
Equity Securities:
International Companies (c)	3,427	3,427	—	—
Mutual Funds (d)	81,029	81,029	—	—
Other	—	—	—	—
Total	$127,455	$127,455	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

(a)	This category includes highly liquid daily traded cash-like vehicles.

(b)	This category invests in highly liquid mutual funds representing a diverse offering of debt issuance.

(c)	This category represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.

(d)	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2015 Plan year have been satisfied as of December 31, 2015. Benefit payments over the next five years are expected to be $5,481 in 2016, $6,155 in 2017, $7,036 in 2018, $7,754 in 2019 and $8,550 in 2020.

2.    Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees.

The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2015 and 2014:

	December 31,
	2015	2014
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,953	$2,445
Service cost	102	150
Interest cost	63	96
Actuarial (gain) loss	(237)	(692)
Employee contribution	27	13
Benefits paid	(117)	(59)
Benefit obligation at end of period	$1,791	$1,953
Change in Plan Assets:
Employer contribution	$90	$46
Employee contribution	27	13
Benefits paid	(117)	(59)
Fair value of Plan assets at end of period	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2015	2014
Accrued benefit cost, end of period:
Funded status	$(1,791)	$(1,953)
Unrecognized net actuarial (gain) loss	(1,522)	(1,428)
Accrued benefit cost, end of period	$(3,313)	$(3,381)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(153)	$(111)
Accrued benefit liability, non-current	(1,638)	(1,842)
Accumulated other comprehensive gain, pretax	(1,522)	(1,428)
Net amount recognized	$(3,313)	$(3,381)

Components of net periodic pension cost (for period):
Service cost	$102	$150
Interest cost	63	96
Amortization of net actuarial gain	(143)	(48)
Total net periodic benefit cost	$22	$198

Assumptions as of end of period:
Discount rate	3.50%	3.32%
Health care cost trend rate assumed for next year	6.50%	7.00%
Ultimate health care cost trend rate	3.84%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2015 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$19	$(16)
Benefit obligation	$123	$(111)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $4,209, $4,675 and $4,712 for the years ended December 31, 2015, 2014 and 2013, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

4.    Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $1,221, $181 and $880 for the years ended December 31, 2015, 2014 and 2013, respectively, and the total ESA contribution to the plan was $177 for 2015. The cash and cash surrender value of these life insurance policies at December 31, 2015 was $4,250. The total liability related to the 409(A) plan was $5,206 at December 31, 2015.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $2,540 at December 31, 2015. Related liability for the pension payments is $4,516 at December 31, 2015. As of December 31, 2015, all executives had partially vested balances in the plan.

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates and real capital gains tax in Israel were 25% in 2013, 26.5% in 2014 and 26.5% in 2015.

In January 2016, the Israeli Parliament approved a reduction of the corporate tax rate to 25%, effective as of January 1, 2016.

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and most of its subsidiaries in Israel currently qualify as “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation, the right to deduct public issuance expenses for tax purposes and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies.

In December 2015, Elbit Systems and certain of its Israeli subsidiaries (also industrial companies) submitted an election notice to the Israel Tax Authority to file a consolidated tax return.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:

Elbit Systems’ and certain of its Israeli subsidiaries’ (“the companies”) operations have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the companies derived from the “Approved Enterprise” programs is tax exempt for two years and subject to reduced tax rates of 25% for five-year to eight-year periods or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

An Amendment to the Law from 2005 defines the “Privileged Enterprise” status rather than the previous “Approved Enterprise” status and limits the scope of enterprises which may qualify for “Privileged Enterprise” status by setting criteria such as that at least 25% of the “Privileged Enterprise” program’s income be derived from exports. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits. Similar criteria have been set for the “Preferred Enterprise” status which was added in an Amendment to the Law in 2011. Companies are not required to receive an Investment Center approval in order to qualify for the tax benefits under the “Preferred Enterprise”e status, however, companies which are under an “Approved Enterprise” or “Privileged Enterprise” program must waive their former benefits to elect the “Preferred Enterprise” benefits.

Tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ “Approved Enterprise” and “Privileged Enterprise” will be subject to tax upon dividend distribution or complete liquidation. Income generated under a “Preferred Enterprise” is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

The entitlement to the above benefits is subject to the companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2015, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

As of December 31, 2015, the tax benefits for the Company’s “Privileged Enterprise” existing programs will expire within the period of 2016 to 2022.

As of December 31, 2015, retained earnings of the Company included approximately $620,000 in tax-exempt profits earned by the Company’s “Approved Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently – 25%), and an income tax liability would be incurred of approximately $155,000 as of December 31, 2015.

The boards of directors of the Company and its applicable Israeli subsidiaries have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

Since the Company and its Israeli subsidiaries are operating under more than one program, and since part of their taxable income is not entitled to tax benefits under the Law and is taxed at the regular tax rates, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law.

The Knesset (Israeli Parliament) enacted a reform to the Law, effective January 2011. According to the reform a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a “Preferred Enterprise” status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an “Approved Enterprise”or “Privileged Enterprise” status and meet the criteria for qualification as a “Preferred Enterprise” can elect to apply the “Preferred Enterprise” benefits by waiving their benefits under the Approved and “Privileged Enterprise” status. The Company and several of its Israeli subsidiaries have elected the “Preferred Enterprise” status.

Benefits granted to a “Preferred Enterprise” include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2012 and 7% in 2013. In other regions the tax rate was 15% in 2012, and 12.5% in 2013. Following the enactment of the National Priorities Law, effective January 1, 2014, the reduced tax rate became 9% in the Development Area A regions and 16% in other regions. “Preferred Enterprise” in peripheral regions are eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a “Preferred Enterprise” out of the “Preferred Income” through December 31, 2013, was subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates) and effective January 1, 2014, is subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

A distribution from a “Preferred Enterprise” out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its “Privileged Enterprise” or “Approved Enterprise” status through June 30, 2015, may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under “Privileged Enterprise” and “Approved Enterprise” programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the “Privileged Enterprise” and “Approved Enterprise” programs upon distribution, or complete liquidation in the case of a “Privileged Enterprise”’s exempt income.

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2015	2014	2013
Income before taxes on income:
Domestic	$189,228	$141,532	$156,328
Foreign	59,326	57,956	46,691
	$248,554	$199,488	$203,019

D.    TAXES ON INCOME FROM CONTINUING OPERATIONS

	Year ended December 31,
	2015	2014	2013
Current taxes:
Domestic	$34,693	$24,348	$30,775
Foreign	10,246	13,254	16,137
	44,939	37,602	46,912
Adjustment for previous years:
Domestic	(903)	(5,753)	(1,823)
Foreign	(455)	(1,905)	(123)
	(1,358)	(7,658)	(1,946)
Deferred income taxes:
Domestic	1,842	(3,831)	(14,664)
Foreign	812	(489)	(4,989)
	2,654	(4,320)	(19,653)
Total taxes on income from continuing operations	$46,235	$25,624	$25,313

Total:
Domestic	$35,632	$14,764	$14,288
Foreign	10,603	10,860	11,025
Total taxes on income from continuing operations	$46,235	$25,624	$25,313

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014
Balance at the beginning of the year	$46,158	$62,852
Reductions related to interest and currency translation	(111)	(4,432)
Additions based on tax positions taken during a prior period	373	9,792
Reductions related to tax positions taken during a prior period	(1,925)	(358)
Reductions related to settlement of tax matters	(1,128)	(21,453)
Additions based on tax positions taken during the current period	8,920	1,441
Reductions related to a lapse of applicable statute of limitation	(2,473)	(1,684)
Balance at the end of the year	$49,813	$46,158

At December 31, 2015 and 2014, the Company had a liability for unrecognized tax benefits of $49,813 and $46,158, respectively, including an accrual of $3,952 and $3,658 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2015 and 2014, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded income of approximately $392 and $7,100 during the years 2015 and 2014 , respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company has applied some of the items for which settlement was reached to subsequent outstanding years. Certain Israeli subsidiaries of the company are currently undergoing tax audits by the Israeli Tax Authority.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries of the company are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries, and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2015, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

		Deferred Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2015
Deferred tax assets:
Reserves and allowances	$50,716	$14,070	$36,646
Inventory allowances	3,267	3,267	—
Property, plant and equipment	(6,859)	158	(7,017)
Other	32,704	16,012	16,692
Net operating loss carry-forwards	15,892	3,950	11,942
	95,720	37,457	58,263
Valuation allowance	(6,540)	(896)	(5,644)
Net deferred tax assets	89,180	36,561	52,619
Deferred tax liabilities:
Intangible assets	(5,753)	—	(5,753)
Property, plant and equipment	(14,577)	(6)	(14,571)
Reserves and allowances	(6,575)	(539)	(6,036)
	(26,905)	(545)	(26,360)
Net deferred tax assets	$62,275	$36,016	$26,259

As of December 31, 2014
Deferred tax assets:
Reserves and allowances	$52,110	$14,545	$37,565
Inventory allowances	3,805	3,805	—
Property, plant and equipment	(4,326)	93	(4,419)
Other	35,764	19,327	16,437
Net operating loss carry-forwards	18,627	3,138	15,489
	105,980	40,908	65,072
Valuation allowance	(5,424)	(576)	(4,848)
Net deferred tax assets	100,556	40,332	60,224
Deferred tax liabilities:
Intangible assets	(6,305)	—	(6,305)
Property, plant and equipment	(13,183)	(9)	(13,174)
Reserves and allowances	(9,126)	(3,228)	(5,898)
	(28,614)	(3,237)	(25,377)
Net deferred tax assets	$71,942	$37,095	$34,847

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES (Cont.)

The deferred taxes, net , are reflected in the balance sheet as follows:

	December 31,
	2015	2014
Current deferred income tax assets (Note 4)	$36,561	$40,332
Current deferred income tax liabilities (Note 13)	$545	$3,237
Non-current deferred income tax assets	$52,619	$60,224
Non-current deferred income tax liabilities	$26,360	$25,377

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2015, Elbit Systems’ Israeli subsidiaries had estimated total available carry-forward tax losses of approximately $137,321 and its non-Israeli subsidiaries had estimated available carry-forward tax losses of approximately $43,942. The Company and its subsidiaries had also carry-forward capital losses of approximately $43,955 for which a full valuation allowance was provided.

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2015	2014	2013
Income before taxes as reported in the consolidated statements of income	$248,554	$199,488	$203,019
Statutory tax rate	26.5%	26.5%	25.0%
Theoretical tax expense	$65,867	$52,864	$50,755
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(20,818)	(21,781)	(27,151)
Tax adjustment in respect of different tax rates for foreign subsidiaries	2,433	1,563	1,716
Changes in carry-forward losses and valuation allowances	3,851	1,779	4,986
Taxes resulting from non-deductible expenses	776	2,244	112
Difference in basis of measurement for financial reporting and tax return purposes	(849)	(310)	(431)
Taxes in respect of prior years	(1,358)	(7,658)	(1,946)
Other differences, net	(3,667)	(3,077)	(2,728)
Actual tax expenses	$46,235	$25,624	$25,313
Effective tax rate	18.60%	12.84%	12.47%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and preferred Enterprises
Basic	$0.49	$0.51	$0.64
Diluted	$0.49	$0.51	$0.64

I.	FINAL TAX ASSESSMENTS

Final tax assessments have been received by the Company up to and including the tax year 2010 and by certain subsidiaries, for the years 2005 - 2012.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair value of the Company’s outstanding derivative instruments as of December 31, 2015 and December 31, 2014 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments
Foreign exchange contracts	16,475	12,528	7,802	39,813
Cross-currency interest rate swaps	10,858	12,730	2,266	4,529
	$27,333	$25,258	$10,068	$44,342
Derivatives not designated as hedging instruments
Foreign exchange contracts	204	1,030	487	500
	$204	$1,030	$487	$500

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2015 and December 31, 2014 is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments:
Foreign exchange contracts	$8,487	$(28,845)	$28,177	$(5,081)	$1,522	$1,039
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$—	$—	$—	$—	$4,186	$(13,314)

(*)    Presented as part of revenues/cost of revenue.
(**)    Presented as part of financial income (expenses), net

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The annual net effect on earnings from the cross-currency swaps was a gain of approximately $9,866, of which approximately $1,880 was offset against exchange rate difference related to Series A Notes and approximately $7,986 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2015 and December 31, 2014, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2015	2014	2015	2014
Euro	$46,094	$53,154	$132,220	$157,077
GBP	10,820	7,398	35,460	23,614
NIS	5,500	629,912	697,467	—
Other	7,417	19,794	2,245	22,832
	$69,831	$710,258	$867,392	$203,523

Note 20 -    COMMITMENTS AND CONTINGENT LIABILITIES

A.    ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under grant programs sponsored by the Israeli Ministry of Economics Office of the Chief Scientist ("OCS") for the support of research and development activities conducted in Israel. At the time the grants were received from the OCS, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel’s participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

Elbit Systems and certain of its subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of certain technologies.

Royalties expenses amounted to $7,811, $7,362 and $5,496 in 2015, 2014 and 2013, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.    COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with projects in certain countries, Elbit Systems and some of its subsidiaries have entered and may enter in the future into “buy-back” or “offset” agreements, required by a number of the Company’s customers for these projects as a condition to the Company obtaining orders for its products and services. These agreements are customary in the Company’s industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country.

These commitments may be satisfied by the Company’s placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, the Company’s commitments may also be satisfied through transactions conducted by other parties.

The Company does not commit to buy-back agreements until orders for its products or services are definitive, but in some cases the orders for the Company’s products or services may become effective only after the Company’s corresponding buy-back commitments are in effect.

Buy-back programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event the Company fails to perform in accordance with buy-back requirements. In some cases the Company provides guarantees in connection with the performance of its buy-back obligations.

Should the Company be unable to meet such obligations it may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated.

At December 31, 2015, the Company had outstanding buy-back obligations totaling approximately $1,206 that extend through 2024.

C.    LEGAL CLAIMS

Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. The following is a description of significant legal proceedings.

In January 2015, Elbit Systems of America, LLC and Elbit Systems Land & C4I Ltd. filed a claim for patent infringement in the U.S. District Court for the Eastern District of Texas against Hughes Network Systems, LLC, Black Elk Energy Offshore Operations, LLC, Blue Tide Communications, Inc. and Helms Hotels Group (collectively the defendants). The claim alleges that the defendants infringed the Company's patents relating to "Reverse Link for a Satellite Communications Network" and "Infrastructure for Telephony Network". The claim does not yet specify the amount of damages resulting from the patent infringement.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

D.    LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2015, are as follows:

2016	$51,969
2017	40,383
2018	26,071
2019	20,306
2020	13,188
2021 and thereafter (*)	72,982
$224,899

Lease expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $37,169, $35,099 and $17,074, respectively.

(*)
During 2012, the Company entered into a lease agreement for a new complex with Ogen Yielding Real Estate Ltd. The lease period of the new complex is 15 years that will begin after the conclusion of the construction during 2016. The expected lease fee will be approximately $3,000 per annum.

E.    GUARANTEES

(1)
As of December 31, 2015, guarantees in the amount of approximately $1,211,400 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain advances from customers and performance bonds.

(2)
Elbit Systems has provided, on a basis proportional to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them by banks in the aggregate amount of $6,274 as of December 31, 2015 (2014 - $6,780). The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investees would be in default under the terms of the credit lines. The fair value of such guarantees, as of December 31, 2015 and 2014, were not material.

F.    COVENANTS

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage.

As of December 31, 2015, the Company met all financial covenants.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2015 and 2014, the purchase commitments were $1,292,000 and $1,263,000, respectively.

H.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $1,211,400 as of December 31, 2015, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

I.	LIEN ON APPROVED ENTERPRISES

A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A)(3)).

Note 21 -    SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL
Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.    2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan was to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries’ employees, who were expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants was granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of an Elbit Systems share during 30 trading days preceding the options grant date. The exercise price of options granted to non-Israeli participants residing in the United States is the fair market value of the share on the day the options were granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) become vested and exercisable in accordance with the following vesting schedule:

(1)Fifty percent (50%) of the options are vested and exercisable from the second anniversary of the Commencement Date;

(2)An additional twenty-five percent (25%) of the options are vested and exercisable from the third anniversary of the Commencement Date; and

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

B.    2007 STOCK OPTION PLAN (Cont.)

(3)The remaining twenty-five (25%) of the options are vested and exercisable from the fourth anniversary of the Commencement Date.

The options expire no later than five years from the date of grant.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance.

As of December 31, 2015, 96,426 Options were available for future grant under the Plan (regular and cashless).

C.    STOCK OPTION PLAN ACTIVITY

A summary of Elbit Systems’ share option activity under the stock option plan is as follows:

	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	104,126	$46.81	267,600	$48.09	1,385,492	$36.95
Granted	—	—	—	—	21,000	39.60
Exercised	(66,050)	48.68	(148,974)	48.27	(1,094,592)	33.61
Forfeited	(1,500)	38.12	(14,500)	55.42	(44,300)	53.47
Outstanding – end of the year	36,576	$43.77	104,126	$46.81	267,600	$48.09
Options exercisable at the end of the year	23,700	$46.93	61,220	$50.04	190,300	$50.04

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, of that year. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options. Aggregate intrinsic value of outstanding options as of December 31, 2015 and 2014 amounted to $584 and $1,451, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2015 was $730. As of December 31, 2015, there was $83 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plan. That cost is expected to be recognized over a weighted average period of one year.

As of December 31, 2015, 36,504 options were vested and expected to be vested at a weighted average exercise price of $43.79 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2015 is approximately one year and their aggregate intrinsic value is approximately $582.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

D.    OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2015, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$32.99 - $50.74	36,576	1.15	$43.77	23,700	$46.93

Compensation expenses related to the 2007 Option Plan amounting to $139, $322 and $440 were recognized during the years ended December 31, 2015, 2014 and 2013, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2015	2014	2013
Cost of revenues	$82	$190	$259
R&D and marketing expenses	20	45	62
General and administration expenses	37	87	119
	$139	$322	$440

E.    WEIGHTED AVERAGE EXERCISE PRICE

The weighted average exercise price and fair value of options granted during the years ended December 31, 2015, 2014 and 2013 were:

	Less than market price Year ended December 31,
	2015 (*)	2014 (*)	2013
Weighted average exercise price per share	$—	$—	$39.60
Weighted average fair value per share on grant date	$—	$—	$9.74

(*) During 2015 and 2014 there were no grants.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

F.    COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Year ended December 31, 2015			Year ended December 31, 2014			Year ended December 31, 2013
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$202,509	42,711	$4.74	$170,980	42,654	$4.01	$183,417	42,139	$4.35

Effect of dilutive securities:
Employee stock options	—	22		—	23		—	156
Diluted net earnings	$202,509	42,733	$4.74	$170,980	42,677	$4.01	$183,417	42,295	$4.34

(*) In thousands

G.	2012 PHANTOM BONUS RETENTION PLAN

In August 2012, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers (the “Plan”). In August 2013, the Plan was extended to include other officers of the Company.

The Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2015, 2,305,730 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $55.23.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $25,963, $10,402 and $5,055 in the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively, as compensation costs related to the phantom bonus units granted under the Plan.

H.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year ended December 31,
	2015	2014	2013
Europe	$497,559	$460,884	$546,699
North America	838,893	826,815	860,653
Israel	616,611	638,858	705,683
Latin America	325,371	454,502	282,957
Asia Pacific	800,333	528,802	448,133
Other	28,814	48,387	81,026
	$3,107,581	$2,958,248	$2,925,151

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2015	2014	2013
Airborne systems	$1,225,678	$1,197,942	$1,133,101
Land systems	558,658	274,896	309,287
C4ISR systems	995,200	1,118,487	1,071,370
Electro-optic systems	231,939	265,143	313,904
Other (*)	96,106	101,780	97,489
	$3,107,581	$2,958,248	$2,925,151

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2015	2014	2013
IMOD	17%	18%	22%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2015	2014	2013
Israel	$946,870	$783,290	$833,466
U.S.	157,835	167,572	180,179
Other	115,330	128,205	137,513
	$1,220,035	$1,079,067	$1,151,158

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 23 -    RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2015	2014	2013
Total expenses	$277,837	$267,691	$263,314
Less - grants and participations	(34,421)	(39,680)	(42,832)
	$243,416	$228,011	$220,482

Note 24 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2015	2014	2013
Expenses:
Interest on long-term bank debt	$(2,365)	$(2,828)	$(4,825)
Interest on Series A Notes, net	(6,812)	(7,954)	(9,715)
Interest on short-term bank credit and loans	(2,604)	(2,787)	(2,444)
Gain (loss) from exchange rate differences, net	(6,341)	(12,516)	(12,307)
Other	(4,144)	(24,098)	(11,145)
	(22,266)	(50,183)	(40,436)
Income:
Interest on cash, cash equivalents and bank deposits	850	1,404	1,035
Other	1,176	1,281	2,091
	2,026	2,685	3,126
	$(20,240)	$(47,498)	$(37,310)

Note 25 -    OTHER INCOME, NET

	Year ended December 31,
	2015	2014	2013
Capital gain	$133	$—	$855
Other	83	120	82
	$216	$120	$937

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 26 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2015	2014	2013
Income -
Sales to related parties companies (*)	$150,999	$138,380	$116,805
Participation in expenses	$2,257	$1,911	$2,330
Cost and expenses -
Supplies from related parties (**)	$14,890	$15,184	$19,180

Balances:	December 31,
	2015	2014
Trade receivables and other receivables (*)	$79,988	$84,656
Trade payables and advances (**)	$15,582	$17,906

The purchases from related parties are made at arm’s length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales and balances include sales of helmet mounted cueing systems purchased from the Company by 50%-owned subsidiaries of ESA.

(**)
Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli partnership, and electro-optics products purchased by the Company from another 50%-owned Israeli subsidiary.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2015:
Provisions for Losses on Long-Term Contracts (*)	135,548	20,588	31,961	6,099	130,274
Provisions for Claims and Potential Contractual Penalties and Others	7,557	1,860	1,916	—	7,501
Allowance for Doubtful Accounts	7,445	1,330	2,037	—	6,738
Valuation Allowance on Deferred Taxes	5,424	3,770	2,654	—	6,540

Year ended December 31, 2014:
Provisions for Losses on Long-Term Contracts (*)	140,259	37,124	41,835	—	135,548
Provisions for Claims and Potential Contractual Penalties and Others	9,208	820	2,471	—	7,557
Allowance for Doubtful Accounts	7,117	1,125	797	—	7,445
Valuation Allowance on Deferred Taxes	9,358	675	4,609	—	5,424

Year ended December 31, 2013:
Provisions for Losses on Long-Term Contracts (*)	129,215	38,928	27,884	—	140,259
Provisions for Claims and Potential Contractual Penalties and Others	6,846	2,561	199	—	9,208
Allowance for Doubtful Accounts	9,128	—	2,011	—	7,117
Valuation Allowance on Deferred Taxes	4,372	6,162	1,176	—	9,358

(*)
An amount of $76,017, $72,045 and $80,464 as of December 31, 2013, 2014 and 2015, respectively, is presented as a deduction from inventories, and an amount of $64,242, $63,503 and $49,810 as of December 31, 2013, 2014 and 2015, respectively, is presented as part of other payables and accrued expenses.

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